Bangkok Bank
ธนาคารกรุงเทพ

[redacted]

09047015

August 28, 2009

SEC Mail Processing
Section

SEP 14 2009

Washington, DC
110

SUPPL

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Bangkok Bank Public Company Limited would like to inform you of the resolution adopted by the meeting No. 8/2552 of the Board of Directors of the Bank, held on August 27, 2009 to the effect that the interim dividend from the profit of the operations for the first half of the year 2009 be paid on September 25, 2009 at the rate of Baht 1.00 per ordinary share. The record date for determining the shareholders who have the right to receive the dividend payment shall be September 10, 2009 and the share registration book shall be closed on September 11, 2009, for the purpose of compiling the list of shareholders in accordance with Section 225 of the Securities and Exchange Act B.E. 2535 as amended.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Surayut Thavikulwat, Vice President

dlw
9/30

Bangkok Bank
ธนาคารกรุงเทพ

August 27, 2009

SEC Mail Processing
Section

SEP 14 2009

Washington, DC
110

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 1st half 2009 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Surayut Thavikulwat, Vice President

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the separate balance sheet of Bangkok Bank Public Company Limited as at June 30, 2009, and the related consolidated and separate statements of income, changes in shareholders' equity and cash flows for the half year ended June 30, 2009. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated and separate financial statements of the Bank for the year ended December 31, 2008 were audited by another auditor of the same firm, whose report thereon dated February 24, 2009 expressed an unqualified opinion. The consolidated and separate balance sheets as at December 31, 2008, presented herein for comparison, have been derived from such financial statements which were audited and reported on by such auditor. In addition, the consolidated and separate financial statements of the Bank for the half year ended June 30, 2008, presented herein for comparison, were audited by such other auditor of the same firm whose audit report thereon dated August 26, 2008, expressed an unqualified opinion. The related consolidated and separate statements of income, changes in shareholders' equity and cash flows for the half year ended June 30, 2008, presented herein for comparison, were also derived from such financial statements which were audited and reported on by such auditor.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and separate financial statements present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at June 30, 2009 and the results of operations and cash flows for the half year ended June 30, 2009, in conformity with generally accepted accounting principles.

In addition, we have also reviewed the consolidated and separate statements of income for the quarter ended June 30, 2009. These financial statements are the responsibility of Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews. The related consolidated and separate statements of income for the quarter ended June 30, 2008, presented herein for comparison, were also reviewed by such auditor whose review report thereon dated August 26, 2008, stated that nothing had come to his attention that caused him to believe that such statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and separate financial statements of the Bank referred to in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Permsak Wongpatcharapakorn
Certified Public Accountant (Thailand)
Registration No. 3427
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
August 25, 2009

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2009 AND DECEMBER 31, 2008

Baht

	Note	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
ASSETS					
CASH		31,213,882,767	41,505,777,530	31,099,718,408	41,413,640,369
INTERBANK AND MONEY MARKET ITEMS	5.2 , 5.22				
Domestic items					
Interest bearing		154,261,971,304	11,958,446,415	153,353,851,210	11,242,815,632
Non-interest bearing		25,570,044,850	5,802,221,571	25,547,173,950	5,775,055,428
Foreign items					
Interest bearing		90,222,763,152	87,323,172,311	85,398,961,809	84,013,533,009
Non-interest bearing		21,663,312,173	33,813,573,845	21,535,500,413	33,360,302,485
Total interbank and money market items, net		291,718,091,479	138,897,414,142	285,835,487,382	134,391,706,554
INVESTMENTS	4.4 , 5.3 , 5.22				
Current investments, net		73,577,858,000	120,742,512,964	73,029,083,531	119,648,871,154
Long-term investments, net		221,543,137,448	162,697,991,330	219,575,830,422	160,841,013,942
Investments in subsidiaries and associated companies, net		518,210,240	400,895,991	6,010,900,955	5,967,910,955
Total investments, net		295,639,205,688	283,841,400,285	298,615,814,908	286,457,796,051
LOANS AND ACCRUED INTEREST RECEIVABLE	4.5 , 5.4				
Loans		1,107,198,176,197	1,181,217,131,967	1,099,473,977,708	1,171,716,239,032
Accrued interest receivable		2,079,695,441	3,405,637,529	2,059,291,606	3,390,627,533
Total loans and accrued interest receivable		1,109,277,871,638	1,184,622,769,496	1,101,533,269,314	1,175,106,866,565
Less Allowance for doubtful accounts	4.6 , 5.5	(57,587,041,232)	(53,980,193,802)	(56,977,212,716)	(53,397,707,855)
Less Revaluation allowance for debt restructuring	4.7 , 5.6	(4,940,298,140)	(6,370,494,920)	(4,940,298,140)	(6,370,494,920)
Total loans and accrued interest receivable, net		1,046,750,532,266	1,124,272,080,774	1,039,615,758,458	1,115,338,663,790
PROPERTIES FOR SALE, NET	4.8 , 5.7 , 5.22	35,545,574,580	35,980,626,529	28,879,975,772	29,619,628,265
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES		388,554,163	492,888,127	388,554,163	492,888,127
PREMISES AND EQUIPMENT, NET	4.9 , 5.8	30,235,470,999	30,822,506,920	30,049,768,816	30,617,003,244
DERIVATIVE REVALUATION		9,402,190,052	9,477,789,053	9,384,249,445	9,466,664,788
OTHER ASSETS, NET		12,639,453,480	11,820,674,956	12,375,966,715	12,045,520,382
TOTAL ASSETS		1,753,532,955,474	1,677,111,158,316	1,736,245,294,067	1,659,843,511,570

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2009 AND DECEMBER 31, 2008

Baht

	Note	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	5.9				
Deposits in Baht		1,252,023,374,048	1,201,005,321,090	1,252,010,420,398	1,202,286,347,062
Deposits in foreign currencies		115,736,198,387	121,282,115,636	103,676,108,114	109,190,368,299
Total deposits		1,367,759,572,435	1,322,287,436,726	1,355,686,528,512	1,311,476,715,361
INTERBANK AND MONEY MARKET ITEMS	5.10				
Domestic items					
Interest bearing		21,855,389,862	12,180,444,132	22,591,635,003	12,602,103,539
Non-interest bearing		3,692,731,203	4,659,954,272	3,640,935,170	4,567,032,580
Foreign items					
Interest bearing		33,224,667,117	36,122,222,161	31,383,329,934	32,691,582,827
Non-interest bearing		5,571,735,180	2,936,791,121	5,636,130,764	3,023,639,007
Total interbank and money market items		64,344,523,362	55,899,411,686	63,252,030,871	52,884,357,953
LIABILITIES PAYABLE ON DEMAND		7,070,023,807	5,449,818,357	7,013,828,021	5,425,272,183
BORROWINGS	5.11				
Short-term borrowings		83,786,059,439	59,833,857,213	83,454,655,825	58,934,808,633
Long-term borrowings		8,892,189,502	9,293,587,493	8,892,189,502	9,293,587,493
Total borrowings		92,678,248,941	69,127,444,706	92,346,845,327	68,228,396,126
BANK'S LIABILITIES UNDER ACCEPTANCES		388,554,163	492,888,127	388,554,163	492,888,127
PROVISIONS FOR CONTINGENCIES	4.12	4,461,375,483	4,106,244,008	4,461,375,483	4,106,244,008
DERIVATIVE REVALUATION		6,197,945,618	15,189,633,160	6,182,629,782	15,174,092,865
OTHER LIABILITIES		28,586,931,919	28,955,266,812	27,195,452,632	28,878,223,447
TOTAL LIABILITIES		1,571,487,175,728	1,501,508,143,582	1,556,527,244,791	1,486,666,190,070

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2009 AND DECEMBER 31, 2008

Baht

	Note	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	5.16				
Registered share capital					
1,655,000 preferred shares of Baht 10 each		16,550,000	16,550,000	16,550,000	16,550,000
3,998,345,000 ordinary shares of Baht 10 each		39,983,450,000	39,983,450,000	39,983,450,000	39,983,450,000
Issued and paid-up share capital					
1,908,842,894 ordinary shares of Baht 10 each		19,088,428,940	19,088,428,940	19,088,428,940	19,088,428,940
PREMIUM ON ORDINARY SHARE CAPITAL		56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL	4.9	10,191,315,292	10,191,315,292	10,191,315,292	10,191,315,292
UNREALIZED INCREMENT PER PREMISES APPRAISAL	4.9	5,045,816,036	5,493,374,080	5,045,816,036	5,493,374,080
UNREALIZED GAINS ON INVESTMENTS	4.4	6,903,190,880	5,886,723,264	6,936,851,589	5,866,699,452
FOREIGN EXCHANGE ADJUSTMENT		(2,026,125,871)	(1,566,130,508)	(1,403,024,708)	(1,107,235,741)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE		45,399,683	45,399,683	-	-
RETAINED EARNINGS					
Appropriated	5.19, 5.20				
Legal reserve		13,500,000,000	13,000,000,000	13,500,000,000	13,000,000,000
Others		51,500,000,000	46,500,000,000	51,500,000,000	46,500,000,000
Unappropriated		20,845,076,224	19,987,235,168	18,512,430,114	17,798,507,464
TOTAL		181,439,333,197	174,972,577,932	179,718,049,276	173,177,321,500
MINORITY INTEREST		606,446,549	630,436,802	-	-
TOTAL SHAREHOLDERS' EQUITY		182,045,779,746	175,603,014,734	179,718,049,276	173,177,321,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,753,532,955,474	1,677,111,158,316	1,736,245,294,067	1,659,843,511,570
OFF-BALANCE SHEET ITEMS-CONTINGENCIES	5.21				
AVALS TO BILLS AND GUARANTEES OF LOANS		6,793,416,644	6,243,315,311	6,602,556,239	6,029,007,558
LIABILITY UNDER UNMATURED IMPORT BILLS		10,367,652,738	10,554,999,645	10,278,972,020	10,424,147,456
LETTERS OF CREDIT		27,202,318,911	26,113,156,160	27,063,148,793	25,909,639,430
OTHER CONTINGENCIES		976,412,009,155	1,006,601,570,452	973,318,092,881	1,004,071,599,003

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2009 AND 2008

(Unaudited - Reviewed)

Baht

	Note	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2009	2008	2009	2008
INTEREST AND DIVIDEND INCOME					
Interest on loans		13,523,250,645	15,430,418,851	13,434,810,202	15,287,911,077
Interest on interbank and money market items		763,836,676	1,249,191,948	735,028,158	1,203,590,260
Investments		2,385,944,963	2,915,675,184	2,399,897,284	2,966,270,082
Total interest and dividend income		16,673,032,284	19,595,285,983	16,569,735,644	19,457,771,419
INTEREST EXPENSES					
Interest on deposits		2,946,781,856	5,618,208,621	2,872,363,327	5,539,875,640
Interest on interbank and money market items		199,708,984	221,834,119	195,704,982	180,747,294
Interest on short-term borrowings		427,275,709	281,760,603	418,637,686	281,255,261
Interest on long-term borrowings		364,651,299	342,466,271	364,651,299	342,466,271
Total interest expenses		3,938,417,848	6,464,269,614	3,851,357,294	6,344,344,466
NET INTEREST AND DIVIDEND INCOME		12,734,614,436	13,131,016,369	12,718,378,350	13,113,426,953
BAD DEBT AND DOUBTFUL ACCOUNTS	4.6 , 5.5	2,309,046,528	2,044,898,316	2,289,681,192	1,936,878,254
LOSS ON DEBT RESTRUCTURING (REVERSAL)		(272,742,965)	(457,508,299)	(272,742,965)	(457,508,299)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING		10,698,310,873	11,543,626,352	10,701,440,123	11,634,056,998
NON-INTEREST INCOME					
Gain (loss) on investments		41,803,185	(91,462,343)	40,141,500	(88,398,835)
Gain on equity		45,698,323	19,217,344	-	-
Fees and service income					
Acceptances, aval and guarantees		29,629,015	24,311,916	29,629,015	24,311,916
Others		4,872,776,613	4,492,044,981	4,506,859,037	4,166,946,964
Gain on exchange		872,816,550	976,508,106	862,343,638	963,492,219
Gain on disposal of assets		223,771,005	399,682,285	219,449,231	374,397,959
Other income		156,263,118	152,528,692	161,402,870	150,135,897
Total non-interest income		6,242,757,809	5,972,830,981	5,819,825,291	5,590,886,120
NON-INTEREST EXPENSES					
Personnel expenses		3,719,977,093	3,607,556,934	3,526,795,850	3,462,481,282
Premises and equipment expenses		2,114,362,124	1,903,036,307	2,073,303,945	1,858,456,872
Taxes and duties		665,938,823	705,572,706	656,453,134	689,880,275
Fees and service expenses		1,029,348,902	942,325,907	1,009,173,150	926,940,323
Directors' remuneration		27,284,723	28,650,630	25,050,000	27,050,000
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund		1,189,361,624	1,194,536,455	1,189,361,624	1,194,536,455
Other expenses		909,670,635	1,387,361,947	856,802,526	1,361,186,295
Total non-interest expenses		9,655,943,924	9,769,040,886	9,336,940,229	9,520,531,502
INCOME BEFORE INCOME TAX		7,285,124,758	7,747,416,447	7,184,325,185	7,704,411,616
INCOME TAX EXPENSES		2,389,430,115	2,699,354,077	2,354,094,038	2,661,619,592
NET INCOME		4,895,694,643	5,048,062,370	4,830,231,147	5,042,792,024
ATTRIBUTABLE TO					
Equity holders of the Bank		4,859,341,091	5,033,482,639	4,830,231,147	5,042,792,024
Minority interest		36,353,552	14,579,731	-	-
		4,895,694,643	5,048,062,370	4,830,231,147	5,042,792,024
BASIC EARNINGS PER SHARE	4.20	2.55	2.64	2.53	2.64
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (SHARES)		1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30, 2009 AND 2008

Baht

	Note	CONSOLIDATED FINANCIAL STATEMENTS 2009	CONSOLIDATED FINANCIAL STATEMENTS 2008	SEPARATE FINANCIAL STATEMENTS 2009	SEPARATE FINANCIAL STATEMENTS 2008
INTEREST AND DIVIDEND INCOME					
Interest on loans		28,429,049,322	30,234,446,652	28,231,694,020	29,970,084,181
Interest on interbank and money market items		1,347,805,816	2,928,143,338	1,291,320,936	2,796,831,472
Investments		4,636,107,297	6,179,623,606	4,724,954,316	6,246,867,283
Total interest and dividend income		34,412,962,435	39,342,213,596	34,247,969,272	39,013,782,936
INTEREST EXPENSES					
Interest on deposits		7,357,932,504	11,532,068,176	7,196,568,926	11,373,148,056
Interest on interbank and money market items		443,491,255	720,348,295	428,985,314	609,866,375
Interest on short-term borrowings		999,154,270	488,401,676	979,656,535	490,253,327
Interest on long-term borrowings		733,934,914	686,985,399	733,934,914	686,985,399
Total interest expenses		9,534,512,943	13,427,803,546	9,339,145,689	13,160,253,157
NET INTEREST AND DIVIDEND INCOME		24,878,449,492	25,914,410,050	24,908,823,583	25,853,529,779
BAD DEBT AND DOUBTFUL ACCOUNTS	4.6 , 5.5	5,260,307,791	3,810,909,421	5,224,326,487	3,667,713,885
LOSS ON DEBT RESTRUCTURING (REVERSAL)		(1,252,509,940)	(659,827,948)	(1,252,509,940)	(659,827,948)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING		20,870,651,641	22,763,328,577	20,937,007,036	22,845,643,842
NON-INTEREST INCOME					
Gain (loss) on investments		349,615,258	(269,787,512)	339,824,149	(267,182,632)
Gain on equity		151,469,249	59,473,243	-	-
Fees and service income					
Acceptances, aval and guarantees		50,588,056	46,486,320	50,588,056	46,486,320
Others		9,564,013,904	9,333,283,341	8,997,933,426	8,699,437,837
Gain on exchange		1,990,988,867	2,243,084,245	1,969,308,577	2,216,504,133
Gain on disposal of assets		437,875,956	674,906,160	374,733,227	668,173,385
Other income		384,113,199	234,275,181	360,225,932	221,582,465
Total non-interest income		12,928,664,489	12,321,720,978	12,092,613,367	11,585,001,508
NON-INTEREST EXPENSES					
Personnel expenses		7,351,022,732	6,896,682,572	7,033,488,985	6,592,073,395
Premises and equipment expenses		3,877,632,905	3,519,139,309	3,795,992,348	3,429,690,696
Taxes and duties		1,348,369,369	1,486,447,915	1,339,545,224	1,447,337,036
Fees and service expenses		2,102,542,439	1,973,384,836	2,065,285,021	1,947,482,802
Directors' remuneration		45,925,769	46,778,025	42,000,000	43,750,000
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund		2,378,203,958	2,389,057,477	2,378,203,958	2,389,057,477
Other expenses		2,283,955,100	2,698,788,281	2,199,869,025	2,637,534,263
Total non-interest expenses		19,387,652,272	19,010,278,415	18,854,384,561	18,486,925,669
INCOME BEFORE INCOME TAX		14,411,663,858	16,074,771,140	14,175,235,842	15,943,719,681
INCOME TAX EXPENSES		4,639,576,193	5,368,264,151	4,591,185,448	5,298,198,173
NET INCOME		9,772,087,665	10,706,506,989	9,584,050,394	10,645,521,508
ATTRIBUTABLE TO					
Equity holders of the Bank		9,727,968,800	10,659,469,950	9,584,050,394	10,645,521,508
Minority interest		44,118,865	47,037,039	-	-
		9,772,087,665	10,706,506,989	9,584,050,394	10,645,521,508
BASIC EARNINGS PER SHARE	4.20	5.10	5.58	5.02	5.58
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (SHARES)		1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30, 2009 AND 2008

Baht

	Note	CONSOLIDATED FINANCIAL STATEMENTS							Retained Earnings					
		Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investments	Foreign Exchange Adjustment	Unrealized Gains Resulting from the Sale of Shares of a Subsidiary to the Public in Excess of Book Value	Appropriated Legal Reserve	Appropriated Others	Unappropriated	Total equity attributable to the Bank's shareholders	Minority Interest	Total
Balance as at January 1, 2008		19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	11,782,574,005	(1,938,656,473)	45,399,683	12,000,000,000	36,500,000,000	15,564,818,998	165,979,442,172	657,497,374	166,636,939,546
Unrealized increment per premises appraisal decrease		-	-	-	(450,030,741)	-	-	-	-	-	-	(450,030,741)	-	(450,030,741)
Unrealized gains on investments increase (decrease)		-	-	-	-	(5,444,758,964)	-	-	-	-	-	(5,444,758,964)	290,801	(5,444,468,163)
Foreign exchange adjustment		-	-	-	-	-	474,788,166	-	-	-	-	474,788,166	-	474,788,166
Gains (losses) recognised in equity		-	-	-	(450,030,741)	(5,444,758,964)	474,788,166	-	-	-	-	(5,420,001,539)	290,801	(5,419,710,738)
Net income		-	-	-	-	-	-	-	-	-	10,659,469,950	10,659,469,950	47,037,039	10,706,506,989
Total recognised gains (losses) for the period		-	-	-	(450,030,741)	(5,444,758,964)	474,788,166	-	-	-	10,659,469,950	5,239,468,411	47,327,840	5,286,796,251
Depreciation of building appraisal		-	-	-	-	-	-	-	-	-	450,030,751	450,030,751	-	450,030,751
Dividend paid	5.20	-	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)	(91,590,935)	(3,909,276,723)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Balance as at June 30, 2008		19,088,428,940	56,346,232,013	10,192,264,052	5,948,350,213	6,337,815,041	(1,463,868,307)	45,399,683	12,500,000,000	41,500,000,000	17,356,633,911	167,851,255,546	613,234,279	168,464,489,825
												-		-
Balance as at January 1, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	5,886,723,264	(1,566,130,508)	45,399,683	13,000,000,000	46,500,000,000	19,987,235,168	174,972,577,932	630,436,802	175,603,014,734
Unrealized increment per premises appraisal decrease		-	-	-	(447,558,044)	-	-	-	-	-	-	(447,558,044)	-	(447,558,044)
Unrealized gains on investments increase (decrease)		-	-	-	-	1,016,467,616	-	-	-	-	-	1,016,467,616	(6,095,506)	1,010,372,110
Foreign exchange adjustment		-	-	-	-	-	(459,995,363)	-	-	-	-	(459,995,363)	-	(459,995,363)
Gains (losses) recognised in equity		-	-	-	(447,558,044)	1,016,467,616	(459,995,363)	-	-	-	-	108,914,209	(6,095,506)	102,818,703
Net income		-	-	-	-	-	-	-	-	-	9,727,968,800	9,727,968,800	44,118,865	9,772,087,665
Total recognised gains (losses) for the period		-	-	-	(447,558,044)	1,016,467,616	(459,995,363)	-	-	-	9,727,968,800	9,836,883,009	38,023,359	9,874,906,368
Depreciation of building appraisal		-	-	-	-	-	-	-	-	-	447,558,044	447,558,044	-	447,558,044
Dividend paid	5.20	-	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)	(62,013,612)	(3,879,699,400)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Balance as at June 30, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,045,816,036	6,903,190,880	(2,026,125,871)	45,399,683	13,500,000,000	51,500,000,000	20,845,076,224	181,439,333,197	606,446,549	182,045,779,746

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2009 AND 2008

Baht

		SEPARATE FINANCIAL STATEMENTS									
	Note	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investments	Foreign Exchange Adjustment	Retained Earnings			Total
								Appropriated		Unappropriated	
								Legal Reserve	Others		
Balance as at January 1, 2008		19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	11,782,899,805	(1,492,457,931)	12,000,000,000	36,500,000,000	13,575,880,413	164,391,628,246
Unrealized increment per premises appraisal decrease		-	-	-	(450,030,741)	-	-	-	-	-	(450,030,741)
Unrealized gains on investments decrease		-	-	-	-	(5,403,669,911)	-	-	-	-	(5,403,669,911)
Foreign exchange adjustment		-	-	-	-	-	435,146,936	-	-	-	435,146,936
Gains (losses) recognised in equity		-	-	-	(450,030,741)	(5,403,669,911)	435,146,936	-	-	-	(5,418,553,716)
Net income		-	-	-	-	-	-	-	-	10,645,521,508	10,645,521,508
Total recognised gains (losses) for the period		-	-	-	(450,030,741)	(5,403,669,911)	435,146,936	-	-	10,645,521,508	5,226,967,792
Depreciation of building appraisal		-	-	-	-	-	-	-	-	450,030,751	450,030,751
Dividend paid	5.20	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Balance as at June 30, 2008		19,088,428,940	56,346,232,013	10,192,264,052	5,948,350,213	6,379,229,894	(1,057,310,995)	12,500,000,000	41,500,000,000	15,353,746,884	166,250,941,001
Balance as at January 1, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	5,866,699,452	(1,107,235,741)	13,000,000,000	46,500,000,000	17,798,507,464	173,177,321,500
Unrealized increment per premises appraisal decrease		-	-	-	(447,558,044)	-	-	-	-	-	(447,558,044)
Unrealized gains on investments increase		-	-	-	-	1,070,152,137	-	-	-	-	1,070,152,137
Foreign exchange adjustment		-	-	-	-	-	(295,788,967)	-	-	-	(295,788,967)
Gains (losses) recognised in equity		-	-	-	(447,558,044)	1,070,152,137	(295,788,967)	-	-	-	326,805,126
Net income		-	-	-	-	-	-	-	-	9,584,050,394	9,584,050,394
Total recognised gains (losses) for the period		-	-	-	(447,558,044)	1,070,152,137	(295,788,967)	-	-	9,584,050,394	9,910,855,520
Depreciation of building appraisal		-	-	-	-	-	-	-	-	447,558,044	447,558,044
Dividend paid	5.20	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Balance as at June 30, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,045,816,036	6,936,851,589	(1,403,024,708)	13,500,000,000	51,500,000,000	18,512,430,114	179,718,049,276

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30, 2009 AND 2008

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	14,411,663,858	16,074,771,140	14,175,235,842	15,943,719,681
Items to reconcile income before income tax				
to cash received (paid) from operating activities				
Depreciation and amortization expenses	1,686,620,168	1,664,630,336	1,657,145,642	1,638,525,653
Bad debt and doubtful accounts	5,260,307,791	3,810,909,421	5,224,326,487	3,667,713,885
Loss on debt restructuring (reversal)	(1,252,509,940)	(659,827,948)	(1,252,509,940)	(659,827,948)
Loss (gain) on foreign exchange	(1,101,610,670)	443,300,747	(1,094,569,867)	451,179,651
Amortization of discount on investment in debt securities	(16,798,414)	(977,381,642)	(18,950,089)	(975,558,825)
Unrealized loss on revaluation of trading securities	120,578,417	67,526,034	120,695,027	66,858,713
Unrealized loss on transfer of investments	84,525,358	22,820,448	84,525,358	22,820,448
Gain on disposal of securities for investments	(707,648,816)	(1,256,833,936)	(698,629,244)	(1,256,714,358)
Loss on impairment of investments	182,441,472	1,531,979,927	182,510,222	1,531,979,927
Gain on equity	(151,469,249)	(59,473,243)	-	-
Dividend income from associated companies	77,145,000	11,001,555	-	-
Loss on impairment of properties for sale	336,771,674	345,756,084	307,748,814	344,334,074
Gain on disposal of premises, equipment and leasehold	(8,057,397)	(10,986,506)	(8,158,893)	(10,965,949)
Loss on impairment of premises and equipment	-	559,030	-	559,030
Loss on impairment of other assets	24,294,457	17,893,521	24,294,457	17,893,521
Loss on redemption prior to the maturity of subordinated bonds	-	567,459	-	567,459
Provisions for contingencies expenses	355,131,475	351,204,358	355,131,475	351,204,358
Interest and dividend income	(34,412,962,435)	(39,342,213,596)	(34,247,969,272)	(39,013,782,936)
Interest expenses	9,534,512,943	13,427,803,546	9,339,145,689	13,160,253,157
Proceeds from interest and dividend income	35,726,227,620	40,710,387,443	35,570,768,426	40,389,968,275
Interest expenses paid	(12,809,276,912)	(18,595,572,701)	(12,625,752,395)	(18,333,040,460)
Decrease (increase) in other accrued receivables	(42,900,065)	7,913,866	(81,033)	(99,617)
Increase (decrease) in other accrued expenses	(654,154,752)	137,331,016	(670,064,752)	167,221,234
Income from operations before changes in operating assets and liabilities	16,642,831,583	17,724,066,359	16,424,841,954	17,504,808,973
Decrease (increase) in operating assets				
Interbank and money market items	(153,063,697,432)	31,740,925,991	(151,698,115,945)	23,331,384,798
Securities purchased under resale agreements	-	10,200,000,000	-	10,200,000,000
Current investments - trading securities	(1,472,985,207)	(14,716,007,694)	(1,730,794,058)	(14,916,104,197)
Loans	71,407,286,284	(136,492,362,896)	69,619,552,952	(132,207,818,927)
Properties for sale	1,314,349,789	3,423,257,873	1,677,273,193	2,974,622,656
Other assets	(562,607,795)	(8,230,846,524)	(104,540,863)	(8,031,368,147)

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2009 AND 2008

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Increase (decrease) in operating liabilities				
Deposits	45,472,135,709	1,237,749,291	44,209,813,150	989,468,192
Interbank and money market items	8,445,111,676	(294,485,791)	10,367,672,919	4,124,866,003
Liabilities payable on demand	1,620,205,450	70,996,710	1,588,555,838	138,736,921
Short - term borrowings	23,981,196,138	32,291,107,268	24,514,072,874	31,953,875,003
Other liabilities	(5,132,996,118)	10,485,933,346	(6,335,784,913)	10,296,539,005
Cash provided by (used in) operating activities before income tax	8,650,830,077	(52,559,666,067)	8,532,547,101	(53,640,989,720)
Income tax paid	(3,698,705,831)	(4,493,652,608)	(3,628,012,181)	(4,373,094,825)
Net cash provided by (used in) operating activities	4,952,124,246	(57,053,318,675)	4,904,534,920	(58,014,084,545)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(106,731,598,869)	(64,626,370,568)	(104,755,095,102)	(63,768,298,540)
Proceeds from disposal of available-for-sale securities	83,376,573,536	83,061,782,823	81,382,615,161	82,999,972,927
Purchase of held-to-maturity debt securities	(6,451,230,594)	(8,322,620,777)	(3,570,027,269)	(4,684,958,166)
Proceeds from redemption of held-to-maturity debt securities	20,126,791,416	43,421,869,732	17,212,791,416	39,754,869,732
Purchase of general investments	(974,573,610)	(1,949,246,733)	(974,573,610)	(1,949,246,733)
Proceeds from disposal of general investments	586,474,900	924,138,019	586,474,900	924,138,019
Purchase of investments in associated companies	(42,990,000)	-	(42,990,000)	-
Proceeds from disposal of investments in associated companies	-	40,000,000	-	40,000,000
Purchase of premises, equipment and leasehold	(1,216,243,368)	(1,198,808,161)	(1,203,333,727)	(1,146,978,076)
Proceeds from disposal of premises, equipment and leasehold	8,444,317	35,796,192	8,416,074	35,752,497
Net cash provided by (used in) investing activities	(11,318,352,272)	51,386,540,527	(11,355,722,157)	52,205,251,660
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for redemption prior to the maturity of subordinated bonds	-	(6,433,681)	-	(6,433,681)
Decrease in borrowings	(2,844,734)	(15,609,262)	(2,844,734)	(15,609,262)
Dividend paid	(3,817,685,788)	(3,817,685,788)	(3,817,685,788)	(3,817,685,788)
Dividend paid for minority interest	(62,013,613)	(91,590,935)	-	-
Net cash used in financing activities	(3,882,544,135)	(3,931,319,666)	(3,820,530,522)	(3,839,728,731)
Effect on cash due to changes in the exchange rates	(43,122,602)	51,826,576	(42,204,202)	50,525,362
Net decrease in cash and cash equivalents	(10,291,894,763)	(9,546,271,238)	(10,313,921,961)	(9,598,036,254)
Cash and cash equivalents as at January 1,	41,505,777,530	35,715,065,257	41,413,640,369	35,655,288,356
Cash and cash equivalents as at June 30,	31,213,882,767	26,168,794,019	31,099,718,408	26,057,252,102

Notes to the financial statements form an integral part of these financial statements

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at June 30, 2009 and December 31, 2008, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that Company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. In March 2008, the Ministry of Finance had considered but not approved such request, and required the Bank to dispose of the said shares expeditiously.

According to the BOT's Notification regarding the Guideline on Consolidated Supervision dated August 3, 2008, being the guideline that the BOT has applied to monitor the Financial Group, comprising of the Bank and subsidiaries.

The guideline requires the Bank to disclose the policy of intra-group transactions within the Financial Group as well as the risk management policy of intra-group transactions within the Financial Group.

The Bank has set the policy regarding the intra-group transaction within the Financial Group and the risk management policy of intra-group transactions within the Financial Group as follows :

The Bank has determined that transactions among companies within the Financial Group must follow good governance principles. Documentation of such transactions shall be legal binding. Conditions and requirements of intra-group transactions shall not be different from transactions dealt with external parties with comparable level of risk and shall not be done below cost of such transaction. The Bank must have an effective risk management and internal control systems. The process of monitoring, review, and measurement of risks incurred intra-group transactions must be set in place. In addition, the Bank must report and disclose information on intra-group transactions within its Financial Group to the Risk Management Committee of the Financial Group and the Board of Directors of the Bank.

In the case where conflict of interest which is not based upon normal operating transaction arises, the Board of Directors of each business entity shall make appropriate decision.

For intra-group transactions that are not covered by this policy, the Bank will follow the guideline of the BOT and/or other relevant regulatory authorities.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world.

2.1 The consolidated and the separate financial statements has been presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the Basis, Conditions and Procedures for the Preparation and Submission of Financial Statements Position and Results of Operations of Listed Companies B.E. 2544 dated January 22, 2001, and with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies.

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The actual results may differ from those estimates. The use of accounting judgments and estimates that are of significance are disclosed in Note 3. Further information about methods and key assumptions are set out in the relevant notes.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 New or revised accounting standards and financial reporting standards

2.2.1 The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 12/2552 dated May 15, 2009 regarding the renumbering of the Thai Accounting Standards (TAS) and the Thai Financial Reporting Standards (TFRS) to be equivalent to the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS). The disclosure of new number of TAS and TFRS in the financial statements for the quarters and half years ended June 30, 2009 and 2008 have been used in accordance with such Notification.

2.2.2 Accounting standards and financial reporting standards to be applied for the financial statements of periods beginning on or after January 1, 2009, that are relevant to the Bank are as follows :

- TAS 36 (Revised 2007) regarding Impairment of Assets

- TFRS 5 (Revised 2007) regarding Non-Current Assets Held for Sale and Discontinued Operations (previously No. 54)

The Bank has adopted the above accounting standards and financial reporting standards which have no material impact on the Bank's financial statements.

2.2.3 The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 16/2552 dated May 21, 2009 regarding the accounting standards that have been announced in the Royal Gazette, but not yet in effective in 2009 as follows:

2.2.3.1 Revised accounting standards to be applied for the financial statements of the periods beginning on or after January 1, 2011, which will supersede the previously issued accounting standards are as follows :

- Accounting Framework (Revised 2007)

- TAS 24 (Revised 2007) regarding Related Party Disclosures (previously No. 47)

2.2.3.2 The new accounting standard to be applied for the financial statements of the periods beginning on or after January 1, 2011 is TAS 40 regarding Investment Property.

2.2.3.3 The new accounting standard to be applied for the financial statements of the periods beginning on or after January 1, 2012 is TAS 20 regarding Accounting for Government Grants and Disclosure of Government Assistance.

The Bank has considered the impact of the above accounting standards and determined that they will have no material impact on the Bank's financial statements in the period of initial application.

2.3 The consolidated financial statements for the quarters and the half years ended June 30, 2009 and 2008, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies except for the financial statements of BBL (Cayman) Limited and Sinnsuptawee Asset Management Company Limited which were reviewed, and the consolidated balance sheet as at December 31, 2008, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.

In addition, the consolidated financial statements for the quarters and the half years ended June 30, 2009 and 2008 and the consolidated balance sheet as at December 31, 2008, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the quarters and the half years ended June 30, 2009 and 2008 and the consolidated balance sheet as at December 31, 2008 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their audited financial statements for the year ended December 31, 2005.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which is registered in Malaysia.

The consolidated financial statements for the quarters and the half years ended June 30, 2009 and 2008 and the consolidated balance sheet as at December 31, 2008 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the audited financial statements for the years ended December 31, 2008 and 2007, respectively.

2.4 The separate financial statements for the quarters and the half years ended June 30, 2009 and 2008 and the separate balance sheet as at December 31, 2008 included the accounts of all branches of the Bank. Investments in subsidiaries and associated companies were accounted for using the cost method, net of valuation allowance for impairment.

3. SIGNIFICANT USE OF ACCOUNTING JUDGMENTS AND ESTIMATES

3.1 Impairment of investments in securities

The Bank assesses the impairment of investments where objective evidence of impairment exists and determines that the investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires the Bank's judgment. In making this judgment, the Bank evaluates the volatility in the investment fair value and other factors which include the estimated future cash flows, the deterioration in the financial position of the issuer of the securities and the operating environment in the industry sector of the issuer.

3.2 Allowance for doubtful accounts

The determination of the allowance for doubtful accounts requires the use of various assumptions and judgments by the Bank, which includes the consideration of objective evidence indicating an adverse change in the capacity of the borrowers to repay loans, the estimated future cash flows to be received from the borrowers, the estimated cash flows from the collateral, the timing of future cash flows, the potential of additional future loss and the economic conditions that may have an impact on the loan default rate. The Bank reviews these estimates and assumptions on a regular basis.

3.3 Provisions for contingencies

The determination of the provisions for contingencies on the balance sheet requires the use of various assumptions and judgments by the Bank, taking into consideration the nature of transactions and the circumstances requiring the provisions, the probability of the outflow of economic benefits to settle such obligations and the estimate of the net future cash outflows. The consideration is based on the experience and information that is available at the time that the financial statements are being prepared. The provisions for contingencies is reviewed regularly. However, the actual results may differ from the estimates.

3.4 Fair value of financial instruments

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments depending on the characteristics of the financial instruments and the financial markets in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market have their fair values determined by the quoted market prices. For other types of financial instruments, the fair value is determined by using valuation techniques

commonly used by market participants including the reference to the fair value of another instrument of a similar nature, the discounted cash flow analysis and pricing models.

The Bank uses its best judgment in estimating the fair values of financial instruments. However, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

4.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

4.3 Cash

Cash are cash on hand and cash in transit.

4.4 Investments

The Bank's investment portfolios, consisting of debt securities, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity debt securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

Investments in subsidiaries and associated companies in the separate financial statements are presented at the cost method, net of valuation allowances for impairment. Investments in associated companies in the consolidated financial statements are presented at the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per the Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

- For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

- Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

4.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 5.4).

4.6 Allowance for doubtful accounts

The BOT allows banks to classify loans and set up the allowance for doubtful accounts on an account-by-account basis or on a customer basis. In this respect, the Bank has chosen to classify loans and set up the allowance for doubtful accounts on a customer basis, such that all loans extended to a customer are classified at the lowest quality category of such customer and the allowance for doubtful accounts is determined according to the loan classification. The Bank also performs qualitative reviews of loans and commitments in accordance with the guidelines of the BOT.

The Bank had set up the minimum allowance for doubtful accounts in accordance with the BOT's Notification regarding the Classification and Allowance of Financial Institutions and the Notification regarding the Collateral Appraisal and Immovable Assets for Sale Received from Debt Repayment of Financial Institutions dated August 3, 2008. The Bank had set up the allowance for doubtful accounts in accordance with the minimum percentage of the BOT guidelines in an amount equal to the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the debtor, or the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the disposal of collateral, or the difference between the book value of the outstanding loan and the collateral value. Furthermore, the Bank had set aside an additional allowance for doubtful accounts in excess of the minimum BOT's requirement by taking into consideration the potential additional loss arising from changes in economic and legal environment and other factors that may impact the ability of the debtors in meeting their

obligations under the loan agreements. However, the Bank had additionally determined to set up from the aforementioned guideline of allowance for doubtful accounts, which for performing loans requiring to set up the allowance for loss by considering a group of loans having similar credit risk characteristics in an amount of collective impairment by using historical loss experience method (See Note 5.4.5).

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or the allowance for doubtful accounts for that debtor as of the previous period, whichever is the lower.

4.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank recognizes the transferred asset or equity conservatively at the lower of recorded loan amount or asset fair value, the effect of which is not materially different from recording the transfer at the fair value following Thai Accounting Standard regarding Accounting for Troubled Debt Restructurings.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense immediately upon restructuring. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the discount rate and recognizes the change of the above mentioned future loss as an increase or a decrease in expense in loss on restructuring accounts.

4.8 Properties for sale

Properties for sale consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties for sale are recognized as non-interest income or expense on the date of disposal.

The Bank had complied with the BOT's Notification regarding the Accounting Rules for Financial Institutions in relations to the Sales of Properties for Sale, and the Rules of the Purchase and Holding of Immovable Properties to be used as Premises for Business of Commercial Banks or as Facilities for its Officers and Employees dated August 3, 2008.

4.9 Premises, equipment and depreciation

Land is stated at the new appraised value. Premises are stated at the new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation.

The land and premises reappraisal are done by independent professional appraisers according to the guidelines established by the BOT, and the increment resulting from the appraisal is recognized as part of shareholders' equity as unrealized increment per land and premises appraisal. Depreciation of the premises appraisal increase is recognized as an expense in the statement of income and the unrealized increment per premises appraisal is amortized by transferring to retained earnings an amount equal to such depreciation. Land and premises appraisal decrease is charged directly against any prior appraisal increase for the particular asset. The residual appraisal decrease is recognized as an expense in the statement of income.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30	years
Premises-newly constructed	20	years
Equipment	5	years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

4.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. All legal expense paid for the prosecution of defaulting debtors is recorded as legal expense in the period in which it was incurred and repayment of such expense by debtors is recorded as other income.

4.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization charge is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leaseholds in foreign countries are amortized at the legal rates applicable in each locality.

4.12 Provisions for contingencies

The Bank recognizes provisions in the balance sheet when the Bank has obligations as a result of a past event and where it is probable that there will be an outflow of economic benefits to settle such obligations. The provisions for contingencies, such as the provisions for off-balance sheet contingencies (See Note 5.15), the probable loss arising from the

impaired assets transferred to the TAMC (See Note 5.4.9), the probable loss on legal indemnity, and other provisions for contingencies, have been recognized in the balance sheet.

The Bank recognizes the provisions for contingencies as other expenses in the statement of income and as other liabilities in the balance sheet.

The Bank reviews the provisions for contingencies on a regular basis, and recognizes the changes in the provisions as increase or decrease in other expenses.

4.13 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statements of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

4.14 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, to the public, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

4.15 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statements of income in the current period. Gains or losses on such contracts are taken to statements of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statements of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

4.16 Embedded derivative

An embedded derivative is a component of a hybrid or combined instrument that also includes a non-derivative host contract. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to the specified variable. The Bank recognizes, classifies and accounts for the embedded derivative

in accordance with the BOT's Notification. The Bank has complied with the BOT's Notification regarding the Approval for Commercial Banks to Invest in Collateralized Debt Obligations, dated August 3, 2008. An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following criteria are met, namely that the embedded derivative has economic characteristics and risks that is not closely related to that of the host contract, and which when separated from the host contract would still meet the definition of a derivative, and where the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. An embedded derivative that is separated from the host contract is classified as held for trading and is presented at fair value with changes in fair value recognized in profit and loss. The related host contract is recognized, classified and measured according to the related accounting policy. An embedded derivative in a hybrid instrument which does not meet the aforementioned criteria is accounted for under the host contract.

4.17 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.5% of salary for executive level and 3.0% or 5.5% of salary for non-executives, while the Bank's contribution is at the rate of 5.5%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

4.18 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No. 3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

4.19 Income tax

The Bank recorded income tax expense on accrual basis, if any, based on the tax amount estimated.

4.20 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the period, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and adjusting the number of ordinary shares by the effect of dilutive potential ordinary shares.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information

Significant non-cash items for the half years ended June 30, 2009 and 2008 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
Unrealized gains on investments in shareholders' equity increase (decrease)	1,016.5	(5,444.8)	1,070.2	(5,403.7)
Properties for sale increased from loans payment/inactive assets	1,193.0	1,680.1	1,193.0	1,680.1
Unrealized increment per premises appraisal transferred to retained earnings	447.6	450.0	447.6	450.0

5.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	25,478.2	147,600.0	173,078.2	5,741.6	8,386.0	14,127.6
Commercial banks	599.0	2,400.7	2,999.7	715.0	1,282.5	1,997.5
Other banks	2.9	-	2.9	5.1	-	5.1
Finance companies, securities companies and credit foncier companies	70.0	175.7	245.7	20.0	165.6	185.6
Other financial institutions	30.9	3,506.0	3,536.9	63.9	1,397.0	1,460.9
Total	26,181.0	153,682.4	179,863.4	6,545.6	11,231.1	17,776.7
Add Accrued interest receivables	0.5	17.2	17.7	0.6	10.2	10.8
Less Allowance for doubtful accounts	(1.0)	(48.1)	(49.1)	(0.7)	(26.1)	(26.8)
Total domestic items	26,180.5	153,651.5	179,832.0	6,545.5	11,215.2	17,760.7
Foreign items						
USD	15,729.3	52,701.4	68,430.7	26,439.8	55,980.9	82,420.7
JPY	772.0	4,299.1	5,071.1	2,649.0	3,749.6	6,398.6
EUR	173.9	3,638.2	3,812.1	476.2	1,576.0	2,052.2
Others	4,992.4	29,351.6	34,344.0	4,250.2	25,559.1	29,809.3
Total	21,667.6	89,990.3	111,657.9	33,815.2	86,865.6	120,680.8
Add Accrued interest receivables	0.0	231.7	231.7	0.0	459.4	459.4
Less Allowance for doubtful accounts	(0.0)	(3.5)	(3.5)	(0.0)	(3.5)	(3.5)
Total foreign items	21,667.6	90,218.5	111,886.1	33,815.2	87,321.5	121,136.7
Total domestic and foreign items	47,848.1	243,870.0	291,718.1	40,360.7	98,536.7	138,897.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and						
Financial Institutions						
Development Fund	25,478.2	147,600.0	173,078.2	5,741.6	8,386.0	14,127.6
Commercial banks	95.6	2,000.0	2,095.6	71.1	1,200.0	1,271.1
Other banks	2.9	-	2.9	5.1	-	5.1
Finance companies,						
securities companies and						
credit foncier companies	70.0	150.0	220.0	20.0	150.0	170.0
Other financial institutions	30.9	3,506.0	3,536.9	63.9	1,397.0	1,460.9
Total	25,677.6	153,256.0	178,933.6	5,901.7	11,133.0	17,034.7
Add Accrued interest						
receivables	0.0	16.5	16.5	0.0	9.9	9.9
Less Allowance for						
doubtful accounts	(1.0)	(48.1)	(49.1)	(0.7)	(26.1)	(26.8)
Total domestic items	25,676.6	153,224.4	178,901.0	5,901.0	11,116.8	17,017.8
Foreign items						
USD	15,724.5	53,041.7	68,766.2	26,420.4	57,552.9	83,973.3
JPY	772.0	4,304.4	5,076.4	2,649.0	3,749.6	6,398.6
EUR	168.7	3,638.2	3,806.9	474.0	1,576.0	2,050.0
Others	4,874.6	24,183.7	29,058.3	3,818.6	20,668.1	24,486.7
Total	21,539.8	85,168.0	106,707.8	33,362.0	83,546.6	116,908.6
Add Accrued interest						
receivables	0.0	230.2	230.2	0.0	468.8	468.8
Less Allowance for						
doubtful accounts	(0.0)	(3.5)	(3.5)	(0.0)	(3.5)	(3.5)
Total foreign items	21,539.8	85,394.7	106,934.5	33,362.0	84,011.9	117,373.9
Total domestic and						
foreign items	47,216.4	238,619.1	285,835.5	39,263.0	95,128.7	134,391.7

5.3 Investments

5.3.1 Investments consisted of the following :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Trading securities	5,253.5	13,424.2	5,224.3	13,135.4
Available-for-sale securities	246,548.5	213,638.5	244,754.7	211,706.9
Held-to-maturity debt securities	29,490.4	43,118.7	28,806.9	42,398.5
General investments	13,828.6	13,259.1	13,819.0	13,249.1
Investments in subsidiaries and associated companies (Note 5.3.2)	518.2	400.9	6,010.9	5,967.9
Total investments, net	295,639.2	283,841.4	298,615.8	286,457.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	5,113.5	0.4	(43.1)	5,070.8
Foreign debt securities	163.3	1.7	-	165.0
Domestic marketable equity securities	17.8	-	(0.1)	17.7
Total	5,294.6	2.1	(43.2)	5,253.5
Add (less) Revaluation allowance	(41.1)			-
Total	5,253.5			5,253.5
Available-for-sale securities				
Government and state enterprise securities	43,814.1	209.4	(15.1)	44,008.4
Private enterprise debt securities	1,681.8	10.0	-	1,691.8
Foreign debt securities	12,879.2	14.9	(1,008.1)	11,886.0
Domestic marketable equity securities	149.6	0.5	(19.8)	130.3
Total	58,524.7	234.8	(1,043.0)	57,716.5
Add (less) Revaluation allowance	97.1			-
Less Allowance for impairment	(905.3)			-
Total	57,716.5			57,716.5
Held-to-maturity debt securities				
Government and state enterprise securities	8,939.9	100.0	(4.7)	9,035.2
Foreign debt securities	1,668.0	0.4	(0.0)	1,668.4
Total	10,607.9	100.4	(4.7)	10,703.6
Less Allowance for impairment	-			-
Total	10,607.9			10,703.6
Total current investments, net	73,577.9			73,673.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	146,622.5	2,028.8	(906.6)	147,744.7
Private enterprise debt securities	8,918.5	301.6	(41.7)	9,178.4
Foreign debt securities	16,878.2	89.8	(2,330.3)	14,637.7
Domestic marketable equity securities	13,764.9	3,015.5	(2,822.8)	13,957.6
Foreign marketable equity securities	1,094.5	350.6	(78.3)	1,366.8
Securities transferred to subsidiary (Note 4.4)	304.7	1,642.1	-	1,946.8
Total	187,583.3	7,428.4	(6,179.7)	188,832.0
Add (less) Revaluation allowance	6,822.0			-
Less Allowance for impairment	(5,573.3)			-
Total	188,832.0			188,832.0
Held-to-maturity debt securities				
Government and state enterprise securities	17,327.2	91.7	-	17,418.9
Private enterprise debt securities	700.0	105.5	-	805.5
Foreign debt securities	855.3	4.7	(0.4)	859.6
Total	18,882.5	201.9	(0.4)	19,084.0
Less Allowance for impairment	-			-
Total	18,882.5			19,084.0
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,137.3			15,849.2
Foreign non-marketable equity securities	7,372.2			7,574.4
Total regular equity securities	14,509.5			23,423.6
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21.1			186.8
Non-listed securities	1,395.1			3,202.1
Total	1,416.2			3,388.9
Foreign non-marketable equity securities	169.3			741.4
Total equity securities received through debt restructuring	1,585.5			4,130.3
Total	16,095.0			27,553.9
Less Allowance for impairment	(2,266.4)			-
Total	13,828.6			27,553.9
Total long-term investments, net	221,543.1			235,469.9

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS			
	DECEMBER 31, 2008			
Current investments				
Trading securities				
Government and state enterprise securities	13,083.5	86.5	(6.6)	13,163.4
Foreign debt securities	259.0	1.8	-	260.8
Total	13,342.5	88.3	(6.6)	13,424.2
Add (less) Revaluation allowance	81.7			-
Total	13,424.2			13,424.2
Available-for-sale securities				
Government and state enterprise securities	70,705.8	362.3	(15.7)	71,052.4
Private enterprise debt securities	2,120.0	26.0	(0.0)	2,146.0
Foreign debt securities	16,924.9	25.9	(810.3)	16,140.5
Domestic marketable equity securities	140.0	0.8	(6.2)	134.6
Total	89,890.7	415.0	(832.2)	89,473.5
Add (less) Revaluation allowance	289.4			-
Less Allowance for impairment	(706.6)			-
Total	89,473.5			89,473.5
Held-to-maturity debt securities				
Government and state enterprise securities	15,991.6	70.5	(6.8)	16,055.3
Foreign debt securities	1,853.2	3.1	(0.0)	1,856.3
Total	17,844.8	73.6	(6.8)	17,911.6
Less Allowance for impairment	-			-
Total	17,844.8			17,911.6
Total current investments, net	120,742.5			120,809.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	83,536.8	3,994.8	(24.7)	87,506.9
Private enterprise debt securities	7,796.4	522.8	(13.7)	8,305.5
Foreign debt securities	20,433.8	82.3	(3,906.4)	16,609.7
Domestic marketable equity securities	11,528.6	2,067.9	(4,735.5)	8,861.0
Foreign marketable equity securities	1,125.9	247.8	(66.4)	1,307.3
Securities transferred to subsidiary (Note 4.4)	304.7	1,269.9	-	1,574.6
Total	124,726.2	8,185.5	(8,746.7)	124,165.0
Add (less) Revaluation allowance	5,641.5			-
Less Allowance for impairment	(6,202.7)			-
Total	124,165.0			124,165.0
Held-to-maturity debt securities				
Government and state enterprise securities	23,912.3	259.8	(8.0)	24,164.1
Private enterprise debt securities	700.0	145.7	-	845.7
Foreign debt securities	661.6	2.7	-	664.3
Total	25,273.9	408.2	(8.0)	25,674.1
Less Allowance for impairment	-			-
Total	25,273.9			25,674.1
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,086.5			14,290.7
Foreign non-marketable equity securities	6,819.3			7,608.8
Total regular equity securities	13,905.8			21,899.5
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21.1			186.8
Non-listed securities	1,429.0			3,126.3
Total	1,450.1			3,313.1
Foreign non-marketable equity securities	173.9			645.6
Total equity securities received through debt restructuring	1,624.0			3,958.7
Total	15,529.8			25,858.2
Less Allowance for impairment	(2,270.7)			-
Total	13,259.1			25,858.2
Total long-term investments, net	162,698.0			175,697.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009			
	Cost/ Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Current investments				
Trading securities				
Government and state enterprise securities	5,102.0	0.4	(43.1)	5,059.3
Foreign debt securities	163.3	1.7	-	165.0
Total	5,265.3	2.1	(43.1)	5,224.3
Add (less) Revaluation allowance	(41.0)			-
Total	5,224.3			5,224.3
Available-for-sale securities				
Government and state enterprise securities	43,814.1	209.4	(15.1)	44,008.4
Private enterprise debt securities	1,681.8	10.0	-	1,691.8
Foreign debt securities	12,830.8	14.9	(1,008.1)	11,837.6
Total	58,326.7	234.3	(1,023.2)	57,537.8
Add (less) Revaluation allowance	116.4			-
Less Allowance for impairment	(905.3)			-
Total	57,537.8			57,537.8
Held-to-maturity debt securities				
Government and state enterprise securities	8,599.0	100.0	(4.7)	8,694.3
Foreign debt securities	1,668.0	0.4	-	1,668.4
Total	10,267.0	100.4	(4.7)	10,362.7
Less Allowance for impairment	-			-
Total	10,267.0			10,362.7
Total current investments, net	73,029.1			73,124.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	146,622.5	2,028.8	(906.6)	147,744.7
Private enterprise debt securities	8,918.5	301.6	(41.7)	9,178.4
Foreign debt securities	15,587.4	89.2	(2,306.1)	13,370.5
Domestic marketable equity securities	13,417.8	3,014.7	(2,822.8)	13,609.7
Foreign marketable equity securities	1,094.5	350.6	(78.3)	1,366.8
Securities transferred to subsidiary (Note 4.4)	304.7	1,642.1	-	1,946.8
Total	185,945.4	7,427.0	(6,155.5)	187,216.9
Add (less) Revaluation allowance	6,844.8			-
Less Allowance for impairment	(5,573.3)			-
Total	187,216.9			187,216.9
Held-to-maturity debt securities				
Government and state enterprise securities	17,327.2	91.7	-	17,418.9
Private enterprise debt securities	700.0	105.5	-	805.5
Foreign debt securities	512.7	1.5	-	514.2
Total	18,539.9	198.7	-	18,738.6
Less Allowance for impairment	-			-
Total	18,539.9			18,738.6
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,136.2			15,846.7
Foreign non-marketable equity securities	7,363.7			7,495.9
Total regular equity securities	14,499.9			23,342.6
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21.1			186.8
Non-listed securities	1,395.1			3,202.1
Total	1,416.2			3,388.9
Foreign non-marketable equity securities	169.3			741.4
Total equity securities received through debt restructuring	1,585.5			4,130.3
Total	16,085.4			27,472.9
Less Allowance for impairment	(2,266.4)			-
Total	13,819.0			27,472.9
Total long-term investments, net	219,575.8			233,428.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	13,055.5	86.5	(6.6)	13,135.4
Add (less) Revaluation allowance	79.9			-
Total	13,135.4			13,135.4
Available-for-sale securities				
Government and state enterprise securities	70,705.8	362.3	(15.7)	71,052.4
Private enterprise debt securities	2,120.0	26.0	(0.0)	2,146.0
Foreign debt securities	16,824.3	25.9	(810.3)	16,039.9
Total	89,650.1	414.2	(826.0)	89,238.3
Add (less) Revaluation allowance	294.8			-
Less Allowance for impairment	(706.6)			-
Total	89,238.3			89,238.3
Held-to-maturity debt securities				
Government and state enterprise securities	15,422.0	70.5	(6.8)	15,485.7
Foreign debt securities	1,853.2	3.1	-	1,856.3
Total	17,275.2	73.6	(6.8)	17,342.0
Less Allowance for impairment	-			-
Total	17,275.2			17,342.0
Total current investments, net	119,648.9			119,715.7

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
				Million Baht
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	83,536.8	3,994.8	(24.7)	87,506.9
Private enterprise debt securities	7,796.4	522.8	(13.7)	8,305.5
Foreign debt securities	18,760.4	58.2	(3,905.3)	14,913.3
Domestic marketable equity securities	11,528.6	2,067.9	(4,735.5)	8,861.0
Foreign marketable equity securities	1,125.9	247.8	(66.4)	1,307.3
Securities transferred to subsidiary (Note 4.4)	304.7	1,269.9	-	1,574.6
Total	123,052.8	8,161.4	(8,745.6)	122,468.6
Add (less) Revaluation allowance	5,618.5			-
Less Allowance for impairment	(6,202.7)			-
Total	122,468.6			122,468.6
Held-to-maturity debt securities				
Government and state enterprise securities	23,912.3	259.8	(8.0)	24,164.1
Private enterprise debt securities	700.0	145.7	-	845.7
Foreign debt securities	511.0	-	-	511.0
Total	25,123.3	405.5	(8.0)	25,520.8
Less Allowance for impairment	-			-
Total	25,123.3			25,520.8
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,078.0			14,288.5
Foreign non-marketable equity securities	6,810.5			7,554.0
Total regular equity securities	13,888.5			21,842.5
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21.1			186.8
Non-listed securities	1,429.0			3,126.3
Total	1,450.1			3,313.1
Foreign non-marketable equity securities	173.9			645.6
Total equity securities received through debt restructuring	1,624.0			3,958.7
Total	15,512.5			25,801.2
Less Allowance for impairment	(2,263.4)			-
Total	13,249.1			25,801.2
Total long-term investments, net	160,841.0			173,790.6

Investments classified in accordance with the notification of the BOT as at June 30, 2009 and December 31, 2008 are presented in Note 5.4.10

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method, net of valuation allowance for impairment and are classified as general investments. As at June 30, 2009 and December 31, 2008, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the Notification of the Federation of Accounting Professions No. 27/2550 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method, net of valuation allowance for impairment. As at June 30, 2009, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL. and CBNP (Thailand) Co., Ltd. and as at December 31, 2008, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. (See Note 5.3.3).

As at June 30, 2009 and December 31, 2008, the Bank had investments in 27 companies and 28 companies, amounting to cost value of Baht 419.8 million and Baht 419.6 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 419.1 million and Baht 418.9 million, respectively. These companies had a net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at June 30, 2009 and December 31, 2008, the Bank had investments in 6 listed companies and 7 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 133.1 million and Baht 74.0 million, respectively with the fair value of Baht 59.2 million and Baht 0.0 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 73.9 million and Baht 74.0 million, respectively.

For the half years ended June 30, 2009 and 2008, the Bank has set aside allowances for impairment of investments amounting to Baht 182.5 million and Baht 1,532.0 million respectively.

As at June 30, 2009 and December 31, 2008, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 13,657.4 million and Baht 13,981.4 million, respectively. (See Note 5.4.9).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank,

at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,334.7 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity debt securities are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
	JUNE 30, 2009			
	MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	43,814.1	132,268.7	14,353.8	190,436.6
Private enterprise debt securities	1,681.8	5,165.5	3,753.0	10,600.3
Foreign debt securities	12,879.2	13,355.4	3,522.8	29,757.4
Total	58,375.1	150,789.6	21,629.6	230,794.3
Add (less) Revaluation allowance	116.4	2,856.7	721.5	3,694.6
Less Allowance for impairment	(905.3)	(3,643.3)	(793.3)	(5,341.9)
Total	57,586.2	150,003.0	21,557.8	229,147.0
Held-to-maturity debt securities				
Government and state enterprise securities	8,939.9	17,327.2	-	26,267.1
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	1,668.0	844.1	11.2	2,523.3
Total	10,607.9	18,171.3	711.2	29,490.4
Less Allowance for impairment	-	-	-	-
Total	10,607.9	18,171.3	711.2	29,490.4
Total debt securities	68,194.1	168,174.3	22,269.0	258,637.4

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	70,705.8	67,505.8	16,031.0	154,242.6
Private enterprise debt securities	2,120.0	4,045.2	3,751.2	9,916.4
Foreign debt securities	16,924.9	16,636.8	3,797.0	37,358.7
Total	89,750.7	88,187.8	23,579.2	201,517.7
Add (less) Revaluation allowance	294.8	3,928.3	1,909.4	6,132.5
Less Allowance for impairment	(706.6)	(4,496.4)	(686.2)	(5,889.2)
Total	89,338.9	87,619.7	24,802.4	201,761.0
Held-to-maturity debt securities				
Government and state enterprise securities	15,991.6	23,912.3	-	39,903.9
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	1,853.2	654.0	7.6	2,514.8
Total	17,844.8	24,566.3	707.6	43,118.7
Less Allowance for impairment	-	-	-	-
Total	17,844.8	24,566.3	707.6	43,118.7
Total debt securities	107,183.7	112,186.0	25,510.0	244,879.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	43,814.1	132,268.7	14,353.8	190,436.6
Private enterprise debt securities	1,681.8	5,165.5	3,753.0	10,600.3
Foreign debt securities	12,830.8	12,354.1	3,233.3	28,418.2
Total	58,326.7	149,788.3	21,340.1	229,455.1
Add (less) Revaluation allowance	116.4	2,870.3	731.5	3,718.2
Less Allowance for impairment	(905.3)	(3,643.3)	(793.3)	(5,341.9)
Total	57,537.8	149,015.3	21,278.3	227,831.4
Held-to-maturity debt securities				
Government and state enterprise securities	8,599.0	17,327.2	-	25,926.2
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	1,668.0	501.6	11.1	2,180.7
Total	10,267.0	17,828.8	711.1	28,806.9
Less Allowance for impairment	-	-	-	-
Total	10,267.0	17,828.8	711.1	28,806.9
Total debt securities	67,804.8	166,844.1	21,989.4	256,638.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	70,705.8	67,505.8	16,031.0	154,242.6
Private enterprise debt securities	2,120.0	4,045.2	3,751.2	9,916.4
Foreign debt securities	16,824.3	15,264.5	3,495.9	35,584.7
Total	89,650.1	86,815.5	23,278.1	199,743.7
Add (less) Revaluation allowance	294.8	3,914.7	1,900.0	6,109.5
Less Allowance for impairment	(706.6)	(4,496.4)	(686.2)	(5,889.2)
Total	89,238.3	86,233.8	24,491.9	199,964.0
Held-to-maturity debt securities				
Government and state enterprise securities	15,422.0	23,912.3	-	39,334.3
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	1,853.2	503.5	7.5	2,364.2
Total	17,275.2	24,415.8	707.5	42,398.5
Less Allowance for impairment	-	-	-	-
Total	17,275.2	24,415.8	707.5	42,398.5
Total debt securities	106,513.5	110,649.6	25,199.4	242,362.5

5.3.2 The Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009					
Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	35.99%	43.0	269.8	2.1
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15.0	108.4	75.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	0.0	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	13.7	63.6	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	68.1	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	8.3	-
Total				71.7	518.2	
Less Allowance for impairment				(1.8)	-	
Investments in associated companies, net				69.9	518.2	

* Dividend received for the half year ended June 30, 2009.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Type of Shares	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008 Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	25.95%	-	131.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15.0	179.5	22.7
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	0.0	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	13.7	21.9	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	62.0	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	5.9	-
Total				28.7	400.9	
Less Allowance for impairment				(1.8)	-	
Investments in associated companies, net				26.9	400.9	

Million Baht

Company	Type of Business	Type of Shares	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009 Direct and Indirect Share Holding	Investment (Cost Method)	Dividend*** Received
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.37%	183.1	21.0
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571.4	71.0
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	35.99%	43.0	2.1
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15.0	75.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Total				6,108.4	
Less Allowance for impairment				(97.5)	
Investments in subsidiaries and associated companies, net				6,010.9	

* Dividend received for the year ended December 31, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** Dividend received for the half year ended June 30, 2009.

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.36%	183.1	81.8
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571.4	101.4
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15.0	22.7
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Total				6,065.4	
Less Allowance for impairment				(97.5)	
Investments in subsidiaries and associated companies, net				5,967.9	

The summarized financial information of associated companies are as follows :

Million Baht

Company	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
Associated companies						
BSL Leasing Co., Ltd.	4,271.6	3,522.0	-	4,196.8	3,689.8	-
Processing Center Co., Ltd.	391.7	39.8	-	664.4	82.0	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
National ITMX Co., Ltd.	385.3	153.6	-	341.1	261.3	-
PCC Capital Co., Ltd.***	275.4	4.3	-	260.7	9.4	-
Thai Digital ID Co., Ltd.***	79.9	3.0	-	72.3	3.1	-

* Dividend received for the year ended December 31, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** The consolidated financial statements as at June 30, 2009 and December 31, 2008 determined from associated companies' financial information as at December 31, 2008 and 2007, respectively.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED					
	June 30, 2009			June 30, 2008		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	211.6	59.4	-	271.0	11.7	-
Processing Center Co., Ltd.	42.8	2.5	-	127.6	46.2	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.*	-	-	-	99.1	(10.6)	(3.0)
Thai Polymer Textile Co., Ltd.*	-	-	-	82.3	(15.5)	(4.4)
Thai Taffeta Textile Co., Ltd.*	-	-	-	88.7	1.0	-
National ITMX Co., Ltd.	104.4	55.0	-	5.8	(44.4)	-
PCC Capital Co., Ltd.**	37.2	19.8	-	58.6	37.9	-
Thai Digital ID Co., Ltd.**	21.7	7.7	-	21.1	8.1	-

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED					
	June 30, 2009			June 30, 2008		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	473.1	114.7	-	563.7	44.9	-
Processing Center Co., Ltd.	99.1	15.3	-	257.6	94.4	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.*	-	-	-	173.2	(20.2)	(7.5)
Thai Polymer Textile Co., Ltd.*	-	-	-	163.3	(29.3)	(10.7)
Thai Taffeta Textile Co., Ltd.*	-	-	-	150.8	0.5	-
National ITMX Co., Ltd.	241.9	150.8	-	77.7	2.0	-
PCC Capital Co., Ltd.***	37.2	19.8	-	58.6	37.9	-
Thai Digital ID Co., Ltd.***	21.7	7.7	-	21.1	8.1	-

* As at June 30, 2009, no longer associated companies.

** The consolidated financial statements for the quarters ended June 30, 2009 and 2008 determined from associated companies' financial information for the years ended December 31, 2008 and 2007, respectively.

*** The consolidated financial statements for the half years ended June 30, 2009 and 2008 determined from associated companies' financial information for the years ended December 31, 2008 and 2007, respectively.

5.3.3 As at June 30, 2009 and December 31, 2008, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 22.6 million. Details and financial information of such investments are as follows (See Note 5.3.1) :

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets*	Total Liabilities*
	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009				
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	34.0	0.5
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,283.1	2,771.1
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	20.80%	1,021.7	6,137.6

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets	Total Liabilities
	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008				
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	34.0	0.5
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,283.1	2,771.1
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	29.78%	4,105.5	2,705.9
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	20.80%	1,021.7	6,137.6

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS AND THE HALF YEARS ENDED**

Company	June 30, 2009			June 30, 2008		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1.4	0.4	-	1.6	0.7	-
TPT Petrochemical PCL.***	-	-	-	16,483.6	(1,199.8)	-
Sammitr Motors Manufacturing PCL.	3,308.1	(220.3)	-	3,283.5	201.5	-
UMC Metals Co., Ltd.***	-	-	-	6,414.0	264.4	-
CBNP (Thailand) Co., Ltd.	95.1	(478.4)	(99.5)	125.5	(470.4)	(97.8)

* The consolidated financial statements as at June 30, 2009 determined from companies' financial information as at December 31, 2008.

** The consolidated financial statements for the quarters and the half years ended June 30, 2009 and 2008 determined from companies' financial information for the years ended December 31, 2008 and 2007, respectively.

*** As at June 30, 2009, no longer associated companies.

Should the Bank had applied the equity method to the aforementioned investments from debt restructuring, the impact on the financial statements would have been as follows :

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)	
	June 30, 2009	December 31, 2008
BALANCE SHEET		
Assets		
Investments in subsidiaries and associated companies, net	145.9	531.9
Shareholders' equity		
Unrealized increment per assets appraisal	242.1	256.8
Foreign exchange adjustment	(23.4)	(23.6)
Retained earnings - Unappropriated	(72.8)	298.7

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)			
	FOR THE QUARTERS ENDED		FOR THE HALF YEARS ENDED	
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
STATEMENTS OF INCOME				
Non-interest income				
Gain (loss) on investments	-	-	(311.8)	1,347.5
Equity in undistributed net income	0.2	(392.0)	(59.7)	(245.9)
Net income	0.2	(392.0)	(371.5)	1,101.6
Earnings per share (Baht)	0.0	(0.21)	(0.19)	0.58

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)	
	FOR THE HALF YEARS ENDED	
	June 30, 2009	June 30, 2008
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY		
Balance as at January 1,		
Unrealized increment per assets appraisal	256.8	3,206.1
Foreign exchange adjustment	(23.6)	(26.4)
Retained earnings - Unappropriated	298.7	(2,898.5)

5.3.4 The Bank and subsidiaries had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Manufacturing and commercial	116.7	118.5	116.7	118.5
Real estate and construction	200.8	200.8	200.8	200.8
Utilities and services	15.8	16.5	15.8	16.5
Others	2,792.7	1,623.7	2,792.7	1,623.7
Total	3,126.0	1,959.5	3,126.0	1,959.5

5.3.5 Gains and losses related to investments included in statement of income are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	Million Baht
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Gains on sales of investments				
Trading securities	85.5	24.0	80.7	23.8
Available-for-sale securities	199.2	94.0	198.1	93.8
General investments	17.6	15.6	17.6	15.6
Gains on capital recovery from equity securities				
General investments	3.1	0.6	3.1	0.6
Unrealized gains on transfer of trading securities to available-for-sale securities	2.7	0.7	2.7	0.7
Losses on sales of investments				
Trading securities	(82.7)	(26.2)	(78.7)	(22.8)
Available-for-sale securities	(0.0)	(12.0)	(0.0)	(12.0)
Unrealized losses on revaluation of trading securities	(49.3)	(27.5)	(49.1)	(27.5)
Losses on capital recovery from equity securities				
General investments	(13.6)	-	(13.6)	-
Unrealized losses on transfer of trading securities to available-for-sale securities	(75.9)	(48.5)	(75.9)	(48.5)
Losses on impairment of investments	(44.8)	(112.1)	(44.8)	(112.1)
Total Gains (Losses) on investments	41.8	(91.4)	40.1	(88.4)

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	Million Baht
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Gains on sales of investments				
Trading securities	230.9	128.9	223.5	126.0
Available-for-sale securities	270.5	406.9	261.5	406.8
General investments	448.8	820.7	448.8	820.7
Investments in subsidiaries and associated companies	-	40.0	-	40.0
Gains on capital recovery from equity securities				
General investments	3.7	3.5	3.7	3.5
Unrealized gains on transfer of trading securities to available-for-sale securities	25.4	25.7	25.4	25.7
Losses on sales of investments				
Trading securities	(201.3)	(33.2)	(194.6)	(28.2)
Available-for-sale securities	(0.0)	(13.4)	(0.0)	(13.4)
Unrealized losses on revaluation of trading securities	(120.6)	(67.5)	(120.7)	(66.9)
Losses on capital recovery from equity securities				
Available-for-sale securities	(1.7)	-	(1.7)	-
General investments	(13.6)	(0.9)	(13.6)	(0.9)
Unrealized losses on transfer of trading securities to available-for-sale securities	(110.0)	(48.5)	(110.0)	(48.5)
Losses on impairment of investments	(182.5)	(1,532.0)	(182.5)	(1,532.0)
Total Gains (Losses) on investments	349.6	(269.8)	339.8	(267.2)

5.4 Loans and accrued interest receivable

5.4.1 Classified by product type :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Overdrafts	100,020.6	105,624.2	99,063.4	104,659.7
Loans	729,596.6	751,188.8	722,827.3	744,566.8
Bills	276,722.2	323,801.2	276,724.5	321,886.8
Others	858.8	602.9	858.8	602.9
Total	1,107,198.2	1,181,217.1	1,099,474.0	1,171,716.2
Add Accrued interest receivable	2,079.7	3,405.7	2,059.3	3,390.7
Less Allowance for doubtful accounts	(57,587.0)	(53,980.2)	(56,977.2)	(53,397.7)
Revaluation allowance for debt restructuring	(4,940.3)	(6,370.5)	(4,940.3)	(6,370.5)
Total	1,046,750.6	1,124,272.1	1,039,615.8	1,115,338.7

5.4.2 Classified by remaining maturity :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Up to 1 year*	623,576.6	701,657.2	618,799.5	695,283.1
Over 1 year	483,621.6	479,559.9	480,674.5	476,433.1
Total	1,107,198.2	1,181,217.1	1,099,474.0	1,171,716.2
Add Accrued interest receivable	2,079.7	3,405.7	2,059.3	3,390.7
Total	1,109,277.9	1,184,622.8	1,101,533.3	1,175,106.9

5.4.3 Classified by currency and customer's residence :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	879,897.7	3,375.4	883,273.1	918,425.3	3,210.4	921,635.7
USD	34,540.4	84,614.8	119,155.2	45,715.1	98,964.2	144,679.3
Others	5,623.8	99,146.1	104,769.9	6,808.9	108,093.2	114,902.1
	920,061.9	187,136.3	1,107,198.2	970,949.3	210,267.8	1,181,217.1
Add Accrued interest receivable			2,079.7			3,405.7
Total			1,109,277.9			1,184,622.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	884,554.6	3,375.4	887,930.0	924,203.4	3,210.4	927,413.8
USD	34,540.4	83,597.8	118,138.2	45,715.1	97,358.2	143,073.3
Others	5,623.8	87,782.0	93,405.8	6,808.9	94,420.2	101,229.1
	924,718.8	174,755.2	1,099,474.0	976,727.4	194,988.8	1,171,716.2
Add Accrued interest receivable			2,059.3			3,390.7
Total			1,101,533.3			1,175,106.9

* Including past-due contracts.

5.4.4 Classified by business type and in accordance with the notification of the BOT :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009					
	Normal	**Special Mentioned**	**Substandard**	**Doubtful**	**Doubtful of Loss**	**Total**
Agriculture and mining	25,812.2	428.3	166.9	292.7	631.0	27,331.1
Manufacturing and commercial	554,587.5	18,466.4	3,524.5	10,697.4	21,759.9	609,035.7
Real estate and construction	109,277.8	3,138.5	816.6	2,597.1	6,543.3	122,373.3
Utilities and services	136,774.3	3,138.7	481.1	1,251.4	2,381.0	144,026.5
Housing loans	107,870.2	766.2	418.3	1,100.8	2,483.9	112,639.4
Others	86,123.4	2,779.8	608.5	665.3	1,615.2	91,792.2
	1,020,445.4	28,717.9	6,015.9	16,604.7	35,414.3	1,107,198.2
Add Accrued interest receivable						2,079.7
Total						1,109,277.9

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008					
	Normal	**Special Mentioned**	**Substandard**	**Doubtful**	**Doubtful of Loss**	**Total**
Agriculture and mining	31,183.0	483.4	282.7	229.3	599.4	32,777.8
Manufacturing and commercial	615,252.9	16,428.3	5,579.2	6,067.0	22,386.5	665,713.9
Real estate and construction	112,710.4	4,230.1	1,807.2	1,259.3	6,676.8	126,683.8
Utilities and services	140,567.5	754.1	979.6	537.5	2,441.8	145,280.5
Housing loans	105,890.1	1,225.4	472.5	989.6	2,562.0	111,139.6
Others	94,396.3	3,011.1	63.6	746.4	1,404.1	99,621.5
	1,100,000.2	26,132.4	9,184.8	9,829.1	36,070.6	1,181,217.1
Add Accrued interest receivable						3,405.7
Total						1,184,622.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	24,989.7	428.3	166.9	292.7	631.0	26,508.6
Manufacturing and commercial	547,914.3	17,589.0	3,524.5	10,675.0	21,486.5	601,189.3
Real estate and construction	108,249.7	3,138.5	770.5	2,597.1	6,543.1	121,298.9
Utilities and services	135,745.8	3,138.7	481.1	1,251.4	2,381.0	142,998.0
Housing loans	107,777.0	766.2	411.1	1,095.3	2,474.3	112,523.9
Others	89,371.2	2,779.8	607.6	581.5	1,615.2	94,955.3
	1,014,047.7	27,840.5	5,961.7	16,493.0	35,131.1	1,099,474.0
Add Accrued interest receivable						2,059.3
Total						1,101,533.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	30,483.2	473.2	282.7	229.3	599.4	32,067.8
Manufacturing and commercial	605,413.7	16,214.2	5,579.2	6,029.9	22,131.9	655,368.9
Real estate and construction	111,388.1	4,230.1	1,759.5	1,259.3	6,676.3	125,313.3
Utilities and services	139,452.8	754.1	979.6	537.5	2,441.8	144,165.8
Housing loans	105,786.3	1,225.4	464.5	984.0	2,553.7	111,013.9
Others	98,648.2	3,011.1	59.7	663.4	1,404.1	103,786.5
	1,091,172.3	25,908.1	9,125.2	9,703.4	35,807.2	1,171,716.2
Add Accrued interest receivable						3,390.7
Total						1,175,106.9

5.4.5 The Bank and subsidiaries had classified loans and allowance for doubtful accounts in accordance with the notification of the BOT as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,022,167.8	416,745.7	1	5,851.0
Special mentioned	29,063.3	14,303.3	2	302.0
Substandard	6,027.8	1,582.3	100	1,710.6
Doubtful	16,604.7	5,625.6	100	6,064.9
Doubtful of loss	35,414.3	15,323.5	100	16,466.2
Total	1,109,277.9	453,580.4		30,394.7
Add Allowance for doubtful accounts which exceed the provision required by the BOT				27,192.3
Total				57,587.0

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,103,200.3	489,208.1	1	6,541.4
Special mentioned	26,311.5	9,528.1	2	209.4
Substandard	9,211.4	1,749.5	100	1,755.2
Doubtful	9,829.1	3,611.4	100	3,790.8
Doubtful of loss	36,070.5	14,741.6	100	16,016.4
Total	1,184,622.8	518,838.7		28,313.2
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,667.0
Total				53,980.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,015,752.1	412,485.8	1	5,822.5
Special mentioned	28,186.0	13,573.0	2	287.4
Substandard	5,971.1	1,573.9	100	1,703.1
Doubtful	16,493.0	5,519.4	100	5,958.7
Doubtful of loss	35,131.1	15,062.0	100	16,204.7
Total	1,101,533.3	448,214.1		29,976.4
Add Allowance for doubtful accounts which exceed the provision required by the BOT				27,000.8
Total				56,977.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,094,358.1	480,508.5	1	6,479.3
Special mentioned	26,087.2	9,305.7	2	207.4
Substandard	9,151.0	1,696.9	100	1,747.5
Doubtful	9,703.4	3,524.8	100	3,668.7
Doubtful of loss	35,807.2	14,720.5	100	15,774.2
Total	1,175,106.9	509,756.4		27,877.1
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,520.6
Total				53,397.7

As at June 30, 2009 and December 31, 2008, the consolidated and the separate financial statements included the allowance for doubtful account on a collective approach for loans, classified as normal and special mentioned amounted to Baht 1,825.3 million and Baht 1,814.2 million, respectively.

5.4.6 The Bank and subsidiaries had unearned discounts as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Unearned discounts	486.1	488.3	459.9	440.1

5.4.7 The Bank and subsidiaries had non-performing loans (NPLs), defined according to the BOT's notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and money market items, but excluding accrued interest receivable, as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
NPLs before allowance for doubtful accounts	58,034.9	55,084.5	57,585.7	54,635.8
NPLs as percentage of total loans	4.6	4.6	4.6	4.6
Net NPLs after allowance for doubtful accounts	31,371.2	30,966.0	31,298.2	30,889.8
Net NPLs as percentage of net total loans	2.5	2.7	2.6	2.7

5.4.8 The Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	9	3,881.8	1,056.3	1,143.9	1,143.9

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,554.5	1,116.4	603.2	603.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	9	3,881.8	1,056.3	1,143.9	1,143.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,554.5	1,116.4	603.2	603.2

5.4.9 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at June 30, 2009 and December 31, 2008, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,310.3 million and Baht 2,235.1 million, respectively (See Note 4.12).

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2009 in the amount of Baht 25,483.8 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2008 in the amount of Baht 25,483.8 million, and for the year ended December 31, 2008, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 15.2 million.

As at June 30, 2009 and December 31, 2008, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 13,657.4 million and Baht 13,981.4 million, respectively (See Note 5.3.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the half year ended June 30, 2009 and for the year ended December 31, 2008, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 324.0 million and Baht 1,278.0 million, respectively (See Note 5.3.1).

5.4.10 Assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,022,167.8	-	-	-	1,022,167.8
Special mentioned	29,063.3	-	-	-	29,063.3
Substandard	6,027.8	-	-	-	6,027.8
Doubtful	16,604.7	-	-	-	16,604.7
Doubtful of loss	35,414.3	9,561.8	2,539.4	2,112.8	49,628.3
Total	1,109,277.9	9,561.8	2,539.4	2,112.8	1,123,491.9

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,103,200.3	-	-	-	1,103,200.3
Special mentioned	26,311.5	-	-	-	26,311.5
Substandard	9,211.4	-	-	-	9,211.4
Doubtful	9,829.1	-	-	-	9,829.1
Doubtful of loss	36,070.5	11,937.4	2,440.4	1,639.6	52,087.9
Total	1,184,622.8	11,937.4	2,440.4	1,639.6	1,200,640.2

Million Baht

SEPARATE FINANCIAL STATEMENTS
JUNE 30, 2009

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,015,752.1	-	-	-	1,015,752.1
Special mentioned	28,186.0	-	-	-	28,186.0
Substandard	5,971.1	-	-	-	5,971.1
Doubtful	16,493.0	-	-	-	16,493.0
Doubtful of loss	35,131.1	9,517.8	2,069.9	2,112.8	48,831.6
Total	1,101,533.3	9,517.8	2,069.9	2,112.8	1,115,233.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,094,358.1	-	-	-	1,094,358.1
Special mentioned	26,087.2	-	-	-	26,087.2
Substandard	9,151.0	-	-	-	9,151.0
Doubtful	9,703.4	-	-	-	9,703.4
Doubtful of loss	35,807.2	11,924.6	1,963.5	1,639.6	51,334.9
Total	1,175,106.9	11,924.6	1,963.5	1,639.6	1,190,634.6

5.4.11 Troubled debt restructurings

Details of the restructured debts of the Bank classified into the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2009			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	146	803.8	Land, building, condominium, share capital	803.7
Debt-equity conversion	1	13.0	Share capital	13.0
Debt restructuring in various forms	12,607	40,791.8		
Total	12,754	41,608.6		

The weighted average tenure of the above mentioned restructuring is 5.3 years; and the total debt outstanding after debt restructuring is Baht 41,608.6 million.

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2008			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	137	1,338.7	Land, building, condominium, machinery	1,336.7
Debt-equity conversion	1	26.7	Share capital	26.7
Debt restructuring in various forms	9,066	22,033.4		
Total	9,204	23,398.8		

The weighted average tenure of the above mentioned restructuring is 4.1 years; and the total debt outstanding after debt restructuring is Baht 23,398.8 million.

For the quarter and the half year ended June 30, 2009, the Bank recognized interest income from restructured debts amounting to Baht 1,603.4 million and Baht 2,927.7 million, respectively.

For the quarter and the half year ended June 30, 2008, the Bank recognized interest income from restructured debts amounting to Baht 1,434.9 million and Baht 2,824.1 million, respectively.

As at June 30, 2009 and December 31, 2008, the Bank had balance of loan to restructured debtors amounting to Baht 122,162.8 million and Baht 111,632.6 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the half years ended June 30, 2009 and 2008 have not been provided, as such information is not significantly different from the above disclosures relating to the Bank.

5.5 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	6,541.4	209.4	1,755.2	3,790.8	16,016.4	25,667.0	53,980.2
Doubtful accounts	(690.4)	92.6	(44.6)	2,274.1	449.8	3,178.8	5,260.3
Bad debt recovered	-	-	-	-	-	609.2	609.2
Bad debt written off	-	-	-	-	-	(1,846.6)	(1,846.6)
Others	-	-	-	-	-	(416.1)	(416.1)
Ending balance	5,851.0	302.0	1,710.6	6,064.9	16,466.2	27,192.3	57,587.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,169.1	194.1	3,310.0	3,792.2	36,598.5	15,322.9	63,386.8
Doubtful accounts	2,372.3	15.3	(1,554.8)	(1.4)	(20,582.1)	20,413.8	663.1
Bad debt recovered	-	-	-	-	-	1,272.3	1,272.3
Bad debt written off	-	-	-	-	-	(11,192.9)	(11,192.9)
Others	-	-	-	-	-	(149.1)	(149.1)
Ending balance	6,541.4	209.4	1,755.2	3,790.8	16,016.4	25,667.0	53,980.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	6,479.3	207.4	1,747.5	3,668.7	15,774.2	25,520.6	53,397.7
Doubtful accounts	(656.8)	80.0	(44.4)	2,290.0	430.5	3,125.0	5,224.3
Bad debt recovered	-	-	-	-	-	598.2	598.2
Bad debt written off	-	-	-	-	-	(1,846.6)	(1,846.6)
Others	-	-	-	-	-	(396.4)	(396.4)
Ending balance	5,822.5	287.4	1,703.1	5,958.7	16,204.7	27,000.8	56,977.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,136.8	191.3	3,147.6	3,786.6	36,416.3	15,237.6	62,916.2
Doubtful accounts	2,342.5	16.1	(1,400.1)	(117.9)	(20,642.1)	20,295.2	493.7
Bad debt recovered	-	-	-	-	-	1,208.6	1,208.6
Bad debt written off	-	-	-	-	-	(11,076.2)	(11,076.2)
Others	-	-	-	-	-	(144.6)	(144.6)
Ending balance	6,479.3	207.4	1,747.5	3,668.7	15,774.2	25,520.6	53,397.7

As at June 30, 2009, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 57,587.0 million and Baht 56,977.2 million in the consolidated and the separate financial statements, respectively.

As at December 31, 2008, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 53,980.2 million and Baht 53,397.7 million in the consolidated and the separate financial statements, respectively.

As at June 30, 2009 and December 31, 2008, the Bank and subsidiaries recorded allowances for doubtful accounts in excess of 27,192.3 million and Baht 25,667.0 million, respectively, in the consolidated financial statements, and of Baht 27,000.8 million and Baht 25,520.6 million, respectively, in the separate financial statements (See Note 4.6).

5.6 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Beginning balance	6,370.5	4,082.5	6,370.5	4,082.5
Increase during the period/year	120.8	4,242.6	120.8	4,242.6
Write off/ decrease during the period/year	(1,551.0)	(1,954.6)	(1,551.0)	(1,954.6)
Ending balance	4,940.3	6,370.5	4,940.3	6,370.5

5.7 Properties for sale, net

Properties for sale consisted of the following :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009			
Type of Properties for Sale	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	44,623.5	1,217.7	(1,575.2)	44,266.0
Movable assets	281.6	0.3	(52.3)	229.6
Total	44,905.1	1,218.0	(1,627.5)	44,495.6
Others	16.3	52.5	(16.3)	52.5
Total properties for sale	44,921.4	1,270.5	(1,643.8)	44,548.1
Less Allowance for impairment	(8,940.8)	(336.8)	275.1	(9,002.5)
Total properties for sale, net	35,980.6	933.7	(1,368.7)	35,545.6

Million Baht

Type of Properties for Sale	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	48,544.7	3,361.4	(7,282.6)	44,623.5
Movable assets	310.6	6.9	(35.9)	281.6
Total	48,855.3	3,368.3	(7,318.5)	44,905.1
Others	50.8	16.3	(50.8)	16.3
Total properties for sale	48,906.1	3,384.6	(7,369.3)	44,921.4
Less Allowance for impairment	(8,605.6)	(763.8)	428.6	(8,940.8)
Total properties for sale, net	40,300.5	2,620.8	(6,940.7)	35,980.6

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	37,289.7	1,217.7	(1,899.6)	36,607.8
Movable assets	281.6	0.3	(52.3)	229.6
Total	37,571.3	1,218.0	(1,951.9)	36,837.4
Others	16.3	52.5	(16.3)	52.5
Total properties for sale	37,587.6	1,270.5	(1,968.2)	36,889.9
Less Allowance for impairment	(7,968.0)	(307.8)	265.9	(8,009.9)
Total properties for sale, net	29,619.6	962.7	(1,702.3)	28,880.0

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	41,031.2	3,361.3	(7,102.8)	37,289.7
Movable assets	310.6	6.9	(35.9)	281.6
Total	41,341.8	3,368.2	(7,138.7)	37,571.3
Others	50.8	16.3	(50.8)	16.3
Total properties for sale	41,392.6	3,384.5	(7,189.5)	37,587.6
Less Allowance for impairment	(7,606.7)	(762.1)	400.8	(7,968.0)
Total properties for sale, net	33,785.9	2,622.4	(6,788.7)	29,619.6

Properties for sale classified in accordance with the notification of the BOT as at June 30, 2009 and December 31, 2008 are presented in Note 5.4.10.

The Bank had disclosed transactions according to the BOT's Notification regarding the Accounting Rules for Financial Institutions in relations to the Sale of Properties for Sale, dated August 3, 2008, the transactions of the Bank and subsidiaries are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED

Type of Sale of Properties for sale	Income Recognition Method	June 30, 2009 Deferred Profit on Sale of Properties for sale	June 30, 2009 Profit on Sale of Properties For sale	June 30, 2009 Loss on Sale of Properties For sale	June 30, 2008 Deferred Profit on Sale of Properties for sale	June 30, 2008 Profit on Sale of Properties for sale	June 30, 2008 Loss on Sale of Properties for sale
Sale to public	Per Installment	7.4	0.9	-	39.4	0.5	-
Sale to public	Per cost recovery	-	275.1	(53.4)	-	456.0	(61.5)

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEARS ENDED

Type of Sale of Properties for sale	Income Recognition Method	June 30, 2009 Deferred Profit on Sale of Properties for sale	June 30, 2009 Profit on Sale of Properties for sale	June 30, 2009 Loss on Sale of Properties for sale	June 30, 2008 Deferred Profit on Sale of Properties for sale	June 30, 2008 Profit on Sale of Properties for sale	June 30, 2008 Loss on Sale of Properties for sale
Sale to public	Per Installment	7.4	30.2	-	39.4	10.3	-
Sale to public	Per cost recovery	-	463.1	(63.5)	-	801.9	(147.4)
Sale to subsidiary							
(Note 5.24)	Per cost recovery	-	-	-	-	-	-

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED

Type of Sale of Properties for sale	Income Recognition Method	June 30, 2009 Deferred Profit on Sale of Properties for sale	June 30, 2009 Profit on Sale of Properties for sale	June 30, 2009 Loss on Sale of Properties for sale	June 30, 2008 Deferred Profit on Sale of Properties for sale	June 30, 2008 Profit on Sale of Properties for sale	June 30, 2008 Loss on Sale of Properties for sale
Sale to public	Per Installment	7.4	0.9	-	39.4	0.5	-
Sale to public	Per cost recovery	-	270.5	(53.1)	-	430.5	(61.2)

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE HALF YEARS ENDED

Type of Sale of Properties for sale	Income Recognition Method	June 30, 2009 Deferred Profit on Sale of Properties for sale	June 30, 2009 Profit on Sale of Properties for sale	June 30, 2009 Loss on Sale of Properties for sale	June 30, 2008 Deferred Profit on Sale of Properties for sale	June 30, 2008 Profit on Sale of Properties for sale	June 30, 2008 Loss on Sale of Properties for sale
Sale to public	Per Installment	7.4	30.2	-	39.4	10.3	-
Sale to public	Per cost recovery	-	399.5	(63.1)	-	756.3	(109.4)
Sale to subsidiary							
(Note 5.24)	Per cost recovery	-	-	-	-	-	-

5.8 Premises and equipment, net

Premises and equipment consisted of the following :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,433.5	206.7	(52.9)	(122.5)	7,464.8	-	-	-	-	-	7,464.8
Appraisal Increase (year 2005)	10,191.3	-	-	-	10,191.3	-	-	-	-	-	10,191.3
Appraisal decrease (year 2005)	(1,103.4)	-	0.5	-	(1,102.9)	-	-	-	-	-	(1,102.9)
Premises											
Cost	9,160.6	205.2	-	(75.4)	9,290.4	6,172.3	147.3	-	(37.2)	6,282.4	3,008.0
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	14,871.4	447.6	-	-	15,319.0	5,045.8
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(116.1)	(4.9)	-	-	(121.0)	(76.5)
Equipment	20,551.0	585.2	(800.0)	(25.8)	20,310.4	15,936.9	919.2	(799.3)	(20.3)	16,036.5	4,273.9
Others	1,286.7	488.6	(340.0)	(4.2)	1,431.1	-	-	-	-	-	1,431.1
Total	67,687.0	1,485.7	(1,192.4)	(227.9)	67,752.4	36,864.5	1,509.2	(799.3)	(57.5)	37,516.9	30,235.5

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	6,788.4	396.4	(22.9)	271.6	7,433.5	-	-	-	-	-	7,433.5
Appraisal Increase (year 2005)	10,192.3	-	(1.0)	-	10,191.3	-	-	-	-	-	10,191.3
Appraisal decrease (year 2005)	(1,111.0)	-	7.6	-	(1,103.4)	-	-	-	-	-	(1,103.4)
Premises											
Cost	8,860.8	151.8	(0.0)	148.0	9,160.6	5,798.6	307.1	-	66.6	6,172.3	2,988.3
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,966.4	905.0	-	-	14,871.4	5,493.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(106.2)	(9.9)	-	-	(116.1)	(81.4)
Equipment	19,058.1	1,818.6	(362.3)	36.6	20,551.0	14,394.7	1,873.1	(356.7)	25.8	15,936.9	4,614.1
Others	286.7	1,478.1	(478.1)	0.0	1,286.7	-	-	-	-	-	1,286.7
Total	64,242.6	3,844.9	(856.7)	456.2	67,687.0	34,053.5	3,075.3	(356.7)	92.4	36,864.5	30,822.5

As at June 30, 2009 and December 31, 2008, the Bank and subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 11,244.0 million and Baht 11,166.5 million, respectively.

Million Baht

SEPARATE FINANCIAL STATEMENTS

JUNE 30, 2009

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,426.2	206.7	(52.9)	(122.1)	7,457.9	-	-	-	-	-	7,457.9
Appraisal Increase (year 2005)	10,191.3	-	-	-	10,191.3	-	-	-	-	-	10,191.3
Appraisal decrease (year 2005)	(1,103.4)	-	0.5	-	(1,102.9)	-	-	-	-	-	(1,102.9)
Premises											
Cost	9,026.8	197.5	-	(70.2)	9,154.1	6,110.3	146.0	-	(34.8)	6,221.5	2,932.6
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	14,871.4	447.6	-	-	15,319.0	5,045.8
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(116.1)	(4.9)	-	-	(121.0)	(76.5)
Equipment	20,189.5	575.5	(799.2)	(22.7)	19,943.1	15,694.5	894.3	(798.6)	(18.3)	15,771.9	4,171.2
Others	1,279.4	484.8	(329.8)	(4.0)	1,430.4	-	-	-	-	-	1,430.4
Total	67,177.1	1,464.5	(1,181.4)	(219.0)	67,241.2	36,560.1	1,483.0	(798.6)	(53.1)	37,191.4	30,049.8

Million Baht

SEPARATE FINANCIAL STATEMENTS
DECEMBER 31, 2008

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	6,781.1	396.4	(22.9)	271.6	7,426.2	-	-	-	-	-	7,426.2
Appraisal Increase (year 2005)	10,192.3	-	(1.0)	-	10,191.3	-	-	-	-	-	10,191.3
Appraisal decrease (year 2005)	(1,111.0)	-	7.6	-	(1,103.4)	-	-	-	-	-	(1,103.4)
Premises											
Cost	8,725.5	151.8	-	149.5	9,026.8	5,738.5	304.5	-	67.3	6,110.3	2,916.5
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,966.4	905.0	-	-	14,871.4	5,493.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(106.2)	(9.9)	-	-	(116.1)	(81.4)
Equipment	18,770.7	1,736.7	(355.0)	37.1	20,189.5	14,192.8	1,825.1	(349.5)	26.1	15,694.5	4,495.0
Others	285.4	1,451.2	(457.2)	-	1,279.4	-	-	-	-	-	1,279.4
Total	63,811.3	3,736.1	(828.5)	458.2	67,177.1	33,791.5	3,024.7	(349.5)	93.4	36,560.1	30,617.0

As at June 30, 2009 and December 31, 2008, the Bank had equipment, fully depreciated but still in use, at the original cost amounting to Baht 11,028.0 million, and Baht 10,968.9 million, respectively.

5.9 Deposits

5.9.1 Classified by product :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	**December 31, 2008**	**June 30, 2009**	**December 31, 2008**
Demand	54,633.6	52,535.7	53,723.7	52,470.6
Savings	548,260.3	485,658.5	548,164.6	485,851.1
Fixed				
Up to 6 months	456,949.4	536,330.4	455,105.0	534,778.8
6 months-less than 1 year	99,460.0	65,573.8	99,141.3	65,272.3
1 year and over	206,561.7	180,162.2	198,546.8	172,052.7
Negotiable certificates of deposit	1,894.6	2,026.8	1,005.1	1,051.2
Total	1,367,759.6	1,322,287.4	1,355,686.5	1,311,476.7

5.9.2 Classified by remaining maturity :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	**December 31, 2008**	**June 30, 2009**	**December 31, 2008**
Up to 1 year	1,343,732.4	1,313,124.2	1,331,750.5	1,302,474.3
Over 1 year	24,027.2	9,163.2	23,936.0	9,002.4
Total	1,367,759.6	1,322,287.4	1,355,686.5	1,311,476.7

5.9.3 Classified by currency and customer's residence :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	1,204,067.5	47,955.9	1,252,023.4	1,154,669.8	46,335.5	1,201,005.3
USD	19,215.0	35,990.8	55,205.8	16,746.0	41,047.1	57,793.1
Others	5,945.8	54,584.6	60,530.4	5,401.1	58,087.9	63,489.0
Total	1,229,228.3	138,531.3	1,367,759.6	1,176,816.9	145,470.5	1,322,287.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	1,204,075.1	47,935.3	1,252,010.4	1,156,000.1	46,286.2	1,202,286.3
USD	19,128.7	36,653.4	55,782.1	16,682.2	41,716.6	58,398.8
Others	5,889.3	42,004.7	47,894.0	5,315.4	45,476.2	50,791.6
Total	1,229,093.1	126,593.4	1,355,686.5	1,177,997.7	133,479.0	1,311,476.7

5.10 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	31.1	2,199.7	2,230.8	24.5	2,958.5	2,983.0
Commercial banks	1,264.2	13,815.1	15,079.3	1,585.6	5,177.9	6,763.5
Other banks	199.7	-	199.7	224.6	2,000.0	2,224.6
Finance companies, securities companies and credit foncier companies	1,705.4	959.0	2,664.4	750.4	156.0	906.4
Other financial institutions	4,681.3	692.6	5,373.9	3,854.6	108.3	3,962.9
Total domestic items	7,881.7	17,666.4	25,548.1	6,439.7	10,400.7	16,840.4
Foreign items						
USD	2,984.8	7,188.7	10,173.5	1,472.0	8,591.4	10,063.4
JPY	2.4	222.8	225.2	2.7	2,367.5	2,370.2
EUR	1,829.2	101.6	1,930.8	171.7	85.4	257.1
Others	3,599.2	22,867.7	26,466.9	2,454.8	23,913.5	26,368.3
Total foreign items	8,415.6	30,380.8	38,796.4	4,101.2	34,957.8	39,059.0
Total domestic and foreign items	16,297.3	48,047.2	64,344.5	10,540.9	45,358.5	55,899.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	31.1	2,199.7	2,230.8	24.5	2,958.5	2,983.0
Commercial banks	1,264.2	13,815.1	15,079.3	1,585.6	5,177.9	6,763.5
Other banks	199.7	-	199.7	224.6	2,000.0	2,224.6
Finance companies, securities companies and credit foncier companies	2,369.3	959.0	3,328.3	1,067.6	156.0	1,223.6
Other financial institutions	4,701.9	692.6	5,394.5	3,866.2	108.3	3,974.5
Total domestic items	8,566.2	17,666.4	26,232.6	6,768.5	10,400.7	17,169.2
Foreign items						
USD	2,998.9	6,593.9	9,592.8	1,482.8	8,591.4	10,074.2
JPY	3.2	222.8	226.0	34.7	2,367.5	2,402.2
EUR	1,829.2	101.6	1,930.8	171.7	85.4	257.1
Others	3,648.7	21,621.1	25,269.8	2,498.8	20,482.9	22,981.7
Total foreign items	8,480.0	28,539.4	37,019.4	4,188.0	31,527.2	35,715.2
Total domestic and foreign items	17,046.2	46,205.8	63,252.0	10,956.5	41,927.9	52,884.4

5.11 Borrowings

5.11.1 Classified by types of securities and sources of fund

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,305.6	15,305.6	-	15,724.3	15,724.3
Bills of exchange	83,445.8	-	83,445.8	58,931.7	-	58,931.7
Others	329.0	331.4	660.4	331.9	899.0	1,230.9
Less Discount on borrowings	-	(6,733.6)	(6,733.6)	-	(6,759.5)	(6,759.5)
Total	83,774.8	8,903.4	92,678.2	59,263.6	9,863.8	69,127.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,305.6	15,305.6	-	15,724.3	15,724.3
Bills of exchange	83,445.8	-	83,445.8	58,931.7	-	58,931.7
Others	329.0	-	329.0	331.9	-	331.9
Less Discount on borrowings	-	(6,733.6)	(6,733.6)	-	(6,759.5)	(6,759.5)
Total	83,774.8	8,572.0	92,346.8	59,263.6	8,964.8	68,228.4

5.11.2 Classified by types of securities, currency, maturity and interest rate

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				June30, 2009	December 31, 2008
Short-term borrowings					
Bills of exchange	THB	2009 - 2010	1.00% - 3.50%	83,445.8	58,931.7
Others	MYR	2009	1.50% - 3.57%	331.4	899.0
	THB	2009 - 2010	0.00% - 0.50%	8.8	3.1
Total short-term borrowings				83,786.0	59,833.8
Long-term borrowings					
Unsecured subordinated notes					
(Note 5.12)	USD	2029	9.025%	15,305.6	15,724.3
Others	THB	2010 - 2015	0.00% - 0.50%	320.2	328.8
Less Discount on borrowings				(6,733.6)	(6,759.5)
Total long-term borrowings				8,892.2	9,293.6
Total				92,678.2	69,127.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				June 30, 2009	December 31, 2008
Short-term borrowings					
Bills of exchange	THB	2009 - 2010	1.00% - 3.50%	83,445.8	58,931.7
Others	THB	2009 - 2010	0.00% - 0.50%	8.8	3.1
Total short-term borrowings				83,454.6	58,934.8
Long-term borrowings					
Unsecured subordinated notes					
(Note 5.12)	USD	2029	9.025%	15,305.6	15,724.3
Others	THB	2010 - 2015	0.00% - 0.50%	320.2	328.8
Less Discount on borrowings				(6,733.6)	(6,759.5)
Total long-term borrowings				8,892.2	9,293.6
Total				92,346.8	68,228.4

5.12 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

The Bank has redeemed the remaining USD 33.1 million of the 7.25% p.a. unsecured subordinated notes due in 2005, of which USD 0.5 million and USD 4.75 million were redeemed prior to maturity with the approval of the BOT on November 15, 1999 and August 30, 2002 respectively, and the remaining USD 27.85 million were redeemed at maturity on September 15, 2005.

On March 15, 2007, the Bank redeemed at maturity the 8.75% p.a. unsecured subordinated notes due 2007 amounting to USD 266.9 million.

On June 23, 2008, the Bank redeemed the remaining USD 0.2 million of the 8.25% p.a. unsecured subordinated notes due in 2016 prior to maturity with the approval of the BOT.

5.13 Bonds

On April 12, 2005, the shareholders reconsidered the resolutions of the shareholders' meeting, convened on April 9, 2004, approving to issue bonds of the Bank and passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities and Exchange Commission. The Bank may issue different types of Bonds in one issue simultaneously or in several issues at different times. The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The Board of Directors or the Executive Board of Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds. The shareholders also approved the allocation of 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 5.16).

On November 17, 2006, the Bank obtained approval from the Office of the Securities and Exchange Committee (SEC) to issue and offer for sale short-term bonds in an amount not exceeding Baht 30,000 million with no limit on the number of issues. The Bank has issued 5 series of short-term bonds totaling Baht 7,862.8 million which have been gradually redeemed up to the full amount as at September 2007 (See Note 5.11).

On April 12, 2007, the shareholders passed a resolution for the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to the general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. The Bank may be granted the right to redeem the Bonds prior to their maturities,

and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, in accordance with the condition of the Bonds. The Board of Directors or the Board of Executive Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds.

On April 25, 2008, the meeting of the Board of Directors of the Bank passed the resolutions to approved the issuance of bonds with a maturity of not exceeding 7 years for offering to the general public within the year 2008 in an amount not exceeding Baht 150,000 million according to the resolution of the 14th Annual Ordinary Meeting of Shareholders convened on April 12, 2007. The Bank may issue and offer the bonds in several issues at different times. The Board of Executive Directors shall be empowered to consider terms and conditions and other details for each issuance and offering of the aforementioned bonds.

5.14 The Issuance of Bonds under the Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, terms and conditions and other details for the issue and offering of the bonds.

5.15 Provisions for off-balance sheet contingencies

Provisions for off-balance sheet contingencies are as follows :

		Million Baht
	SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	**December 31, 2008**
Beginning balance	956.0	1,271.0
Increase during the period/year	370.9	2,346.6
Written off/reversal during the period/year	(112.8)	(2,661.6)
Ending balance	1,214.1	956.0

Disclosures for the consolidated financial statements for provisions for off-balance sheet contingencies as at June 30, 2009 and December 31, 2008 have not been provided, as such information is not significantly different from the disclosures for the separate financial statements.

5.16 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

The Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	June 30, 2009	December 31, 2008
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

   1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.
   1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.
   1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

ธนาคารกรุงศรีอยุธยา
BANK OF AYUDHYA

ที่ ลธ.(ล) 171/2552 27 สิงหาคม 2552

เรื่อง แจ้งมติที่ประชุมวิสามัญผู้ถือหุ้น ครั้งที่ 2/2552

เรียน กรรมการและผู้จัดการ
ตลาดหลักทรัพย์แห่งประเทศไทย

ด้วยที่ประชุมวิสามัญผู้ถือหุ้น ครั้งที่ 2/2552 ของธนาคารกรุงศรีอยุธยา จำกัด (มหาชน) ซึ่งประชุมเมื่อวันพฤหัสบดีที่ 27 สิงหาคม 2552 เวลา 14.00 น. ณ ห้องประชุมอเนกประสงค์ ชั้น 9 อาคารธนาคารกรุงศรีอยุธยา จำกัด (มหาชน) สำนักงานใหญ่ เลขที่ 1222 ถนนพระรามที่ 3 แขวงบางโพงพาง เขตยานนาวา กรุงเทพมหานคร ได้มีมติดังนี้.-

1. รับรองรายงานการประชุมสามัญผู้ถือหุ้น ครั้งที่ 97 เมื่อวันที่ 9 เมษายน 2552

มติที่ประชุม	จำนวนเสียง	คิดเป็นร้อยละของจำนวนเสียงทั้งหมดของผู้ถือหุ้นซึ่งมาประชุมและมีสิทธิออกเสียงลงคะแนน
เห็นด้วย	**4,405,235,412**	**97.79**
ไม่เห็นด้วย	**0**	**0.00**
งดออกเสียง	**99,365,692**	**2.21**

2. อนุมัติให้ธนาคารเข้าทำธุรกรรมกับบริษัทในกลุ่ม จีอี มันนี่ ประเทศไทย ซึ่งมีรายละเอียดที่สำคัญ ดังนี้
   2.1 อนุมัติการซื้อกิจการโดยการซื้อหุ้น และ/หรือซื้อหุ้น และ/หรือถือหุ้นบริษัทในกลุ่ม จีอี มันนี่ ประเทศไทย (“GEMT”) โดยมีรายละเอียดดังนี้ (“ธุรกรรมซื้อหุ้น”)
      1) บริษัทหลักของกลุ่ม GEMT (Core GEMT Companies)
         1.1) ซื้อกิจการโดยการซื้อหุ้นร้อยละ 100 ของหุ้นที่ชำระแล้วทั้งหมดของ บริษัท จีอี แคปปิตอล (ประเทศไทย) จำกัด (“GECT”) จาก General Electric Capital Corporation (“GECC”)
         1.2) ซื้อกิจการโดยการซื้อหุ้นร้อยละ 50 ของหุ้นที่ชำระแล้วทั้งหมดของ บริษัท บัตรกรุงศรีอยุธยา จำกัด (“KCC”) จาก GECT และ/หรือผู้รับโอนจาก GECT หรือเป็นการได้หุ้นโดยทางอ้อมจากการเข้าซื้อ GECT ทั้งนี้ ในปัจจุบันธนาคารเป็นผู้ถือหุ้น KCC อยู่แล้วร้อยละ 50
         1.3) ซื้อหุ้นร้อยละ 49 ของหุ้นที่ชำระแล้วทั้งหมดของ บริษัท เทสโก้ คาร์ด เซอร์วิสเซส จำกัด (“TCS”) จาก GECT และ/หรือผู้รับโอนจาก GECT หรือได้หุ้นโดยทางอ้อมผ่านการเข้าซื้อ GECT รวมทั้งอนุมัติให้ซื้อหุ้น TCS เพิ่มเติมได้อีกร้อยละ 1 ของหุ้นที่ชำระแล้วทั้งหมด
         1.4) ซื้อกิจการโดยการซื้อหุ้นร้อยละ 100 ของหุ้นที่ชำระแล้วทั้งหมดของ บริษัท เจเนอรัล คาร์ด เซอร์วิสเซส จำกัด (“GCS”) จาก GE Capital International Holdings Corporation (“GECIH”) และ/หรือบริษัทในเครือของ GECIH ซึ่งอาจเป็นนิติบุคคลที่จัดตั้งขึ้นใหม่ตามกฎหมายไทย
         1.5) ซื้อกิจการโดยการซื้อหุ้นร้อยละ 100 ของหุ้นที่ชำระแล้วทั้งหมดของบริษัท โทเทิล เซอร์วิสเซส โซลูชั่นส์ จำกัด (มหาชน) (“TSS”) จาก GECIH
      2) บริษัทที่ลงทุนโดย GEMT และธนาคารจะได้รับหุ้นของบริษัทดังกล่าวมาโดยทางอ้อมจากการซื้อหุ้น (Non-Core Investment Companies)
         2.1) ถือหุ้นร้อยละ 25 ของหุ้นที่ชำระแล้วทั้งหมดของ บริษัท ควอลิตี้ เจเนอรัล อินชัวรันส์ โบรคเกอร์ จำกัด (“QGIB”) ซึ่งเป็นหุ้นที่ได้มาโดยทางอ้อมจากการเข้าซื้อหุ้น GECT
         2.2) ถือหุ้นร้อยละ 25 ของหุ้นที่ชำระแล้วทั้งหมดของ บริษัท ควอลิตี้ ไลฟ์ แอสชัวรันส์ โบรคเกอร์ จำกัด (“QLAB”) ซึ่งเป็นหุ้นที่ได้มาโดยทางอ้อมจากการเข้าซื้อหุ้น GECT

2.3) ถือหุ้นร้อยละ 100 ของหุ้นที่ชำระแล้วทั้งหมดของ บริษัท เทสโก้ เจเนอรัล อินชัวรันส์ โบรคเกอร์ จำกัด ("TGIB") ซึ่งเป็นหุ้นที่ได้มาโดยทางอ้อมจากการเข้าซื้อหุ้น TCS

2.4) ถือหุ้นร้อยละ 100 ของหุ้นที่ชำระแล้วทั้งหมดของบริษัท เทสโก้ ไลฟ์ แอสชัวรันส์ โบรคเกอร์ จำกัด ("TLAB") ซึ่งเป็นหุ้นที่ได้มาโดยทางอ้อมจากการเข้าซื้อหุ้นโดย TCS

ราคารวมของธุรกรรมซื้อหุ้นนี้เท่ากับ 13,793.0 ล้านบาท (หนึ่งหมื่นสามพันเจ็ดร้อยเก้าสิบสามล้านบาท) ทั้งนี้ ราคาซื้อขายจริงสามารถปรับเปลี่ยนได้ตามการเปลี่ยนแปลงของมูลค่าทางบัญชี (Book Value) จากวันที่ 31 ธันวาคม 2551 จนถึงวันที่มีการทำรายการ โดยมูลค่าทางบัญชี ณ วันที่ 31 ธันวาคม 2551 ของหุ้น GECT, KCC, TCS, GCS และ TSS ในสัดส่วนที่จะซื้อเท่ากับ 12,647.0 ล้านบาท (หนึ่งหมื่นสองพันหกร้อยสี่สิบเจ็ดล้านบาท)

อนึ่ง ก่อนการเข้าทำธุรกรรมซื้อหุ้น GECT อาจจ่ายเงินปันผลให้แก่ผู้ถือหุ้นตามความเหมาะสมที่ผู้ซื้อและผู้ขายจะได้ตกลงกัน การจ่ายเงินปันผลนี้จะส่งผลให้มูลค่าทางบัญชีของหุ้น GECT ลดลง และทำให้ราคารวมของธุรกรรมซื้อหุ้นลดลงตามจำนวนเงินปันผลที่ได้จ่ายออกไป ซึ่งธนาคารอาจพิจารณานำส่วนลดราคาจากการจ่ายเงินปันผลมาเพิ่มทุนใน GECT ได้ตามความเหมาะสม

2.2 อนุมัติการเข้าทำธุรกรรมเกี่ยวกับการให้การสนับสนุนและความช่วยเหลือทางการเงินต่อ GECT, KCC, TCS, GCS, และ TSS ซึ่งธนาคารจะพิจารณาตามความเหมาะสมเป็นจำนวนเงินไม่เกิน 60,000.0 ล้านบาท (หกหมื่นล้านบาท) ซึ่งเงินดังกล่าวจะนำไปจ่ายคืนเจ้าหนี้เงินกู้ปัจจุบัน ซึ่งรวมถึงเงินกู้ที่ได้รับจาก General Electric และ/หรือ บริษัทในเครือ ซึ่งในที่นี้รวมเรียกว่า GE ด้วย สำหรับเงื่อนไขในการให้เงินกู้โดยธนาคารจะเป็นไปตามเงื่อนไขเดียวกับที่ธนาคารปฏิบัติในการให้สินเชื่อแก่บริษัทย่อยและบริษัทในเครือของธนาคาร

2.3 อนุมัติการเข้าทำสัญญาให้บริการสำหรับการบริการแก่กลุ่ม General Electric Company ("GE") จะให้แก่บริษัทในกลุ่ม GEMT และบริการที่กลุ่ม GEMT จะให้กับ GE ซึ่งเป็นข้อตกลงและเงื่อนไขการค้าโดยปกติทั่วไป (Arm's Length Basis) เพื่อที่ว่า ในช่วงเวลาเปลี่ยนผ่าน หรือ Transition Period GEMT จะสามารถดำเนินธุรกิจการปล่อยสินเชื่อบัตรเครดิต สินเชื่อส่วนบุคคล และสินเชื่อผ่อนชำระต่อไป ภายหลังจากที่ธุรกรรมการซื้อหุ้นเสร็จสิ้นลง โดยรายละเอียดในการกำหนดราคาและเงื่อนไขอื่น ๆ จะมีการเจรจาในขั้นต่อไป และคณะกรรมการตรวจสอบของธนาคาร จะเป็นผู้พิจารณาอนุมัติเงื่อนไขของสัญญาดังกล่าว

2.4 อนุมัติให้ธนาคารเข้าตรวจสอบข้อมูลพอร์ตสินเชื่อลูกค้าพาณิชย์ (Commercial Portfolio) ซึ่งมีอยู่ใน GECT และ TSS จาก GE ซึ่งมีมูลค่าประมาณ 1,000.0 ล้านบาท (หนึ่งพันล้านบาท) โดยธนาคารอาจตัดสินใจเสนอซื้อพอร์ตสินเชื่อดังกล่าวในอนาคต ซึ่งจะต้องมีการเจรจาตกลงในรายละเอียดต่อไป

2.5 การมอบอำนาจให้คณะกรรมการธนาคาร หรือคณะบุคคล หรือบุคคลที่คณะกรรมการธนาคารแต่งตั้งให้เป็นผู้มีอำนาจในการพิจารณา ติดต่อ เจรจา แก้ไข และ/หรือเปลี่ยนแปลงสัญญา และ/หรือเอกสารใด ๆ ที่เกี่ยวข้องกับธุรกรรม รวมถึงกระทำการใด ๆ ที่จำเป็นในการทำให้ธุรกรรมสำเร็จลุล่วง

ทั้งนี้ ต้องอยู่ภายใต้เงื่อนไข และ/หรือข้อกำหนดที่ได้รับอนุมัติจากกระทรวงการคลัง ธนาคารแห่งประเทศไทย คณะกรรมการกำกับหลักทรัพย์และตลาดหลักทรัพย์ สำนักงานคณะกรรมการกำกับหลักทรัพย์และตลาดหลักทรัพย์ ตลาดหลักทรัพย์แห่งประเทศไทย และ/หรือหน่วยงานอื่นใดที่เกี่ยวข้อง (ถ้ามี)

มติที่ประชุม	จำนวนเสียง	คิดเป็นร้อยละของจำนวนเสียงทั้งหมดของผู้ถือหุ้นซึ่งมาประชุมและมีสิทธิออกเสียงลงคะแนน
เห็นด้วย	2,405,275,708	96.03
ไม่เห็นด้วย	8,001	0.00
งดออกเสียง	99,376,192	3.97

คิดเป็นคะแนนเสียงไม่น้อยกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นที่มาประชุมและมีสิทธิออกเสียงลงคะแนน โดยไม่นับรวมส่วนของ GECIH และผู้ถือหุ้นอื่นที่มีส่วนได้เสีย

3. อนุมัติให้ธนาคารเข้าซื้อหุ้นหรือรับโอนกิจการของ บริษัท ซีเอฟจี เซอร์วิส จำกัด (“CFGS”) ซึ่งประกอบธุรกิจให้สินเชื่อแก่เจ้าของรถโดยมีสมุดคู่มือจดทะเบียนเป็นประกันและให้เช่าซื้อรถแบบ Sale and Lease Back ในอัตราร้อยละ 100 ของจำนวนหุ้นที่จำหน่ายได้แล้วทั้งหมด จาก AIG Consumer Finance Group (AIG CFG) และผู้แทนของ AIG CFG คิดเป็นมูลค่ารวมของรายการทั้งสิ้น 18.0 ล้านบาท (สิบแปดล้านบาท) และมอบหมายให้คณะกรรมการธนาคาร หรือบุคคลอื่นใดที่คณะกรรมการธนาคารมอบหมายมีอำนาจในการดำเนินการต่าง ๆ ที่จำเป็นและเกี่ยวข้องกับธุรกรรมดังกล่าว ทั้งนี้ ต้องอยู่ภายใต้เงื่อนไขและ/หรือข้อกำหนดที่ได้รับอนุมัติจากกระทรวงการคลัง ธนาคารแห่งประเทศไทย คณะกรรมการกำกับหลักทรัพย์และตลาดหลักทรัพย์ สำนักงานคณะกรรมการกำกับหลักทรัพย์และตลาดหลักทรัพย์ ตลาดหลักทรัพย์แห่งประเทศไทย และ/หรือหน่วยงานอื่นใดที่เกี่ยวข้อง (ถ้ามี)

มติที่ประชุม	จำนวนเสียง	คิดเป็นร้อยละของจำนวนเสียงทั้งหมดของผู้ถือหุ้นซึ่งมาประชุมและมีสิทธิออกเสียงลงคะแนน
เห็นด้วย	4,405,367,114	97.79
ไม่เห็นด้วย	7,000	0.00
งดออกเสียง	99,365,692	2.21

คิดเป็นคะแนนเสียงไม่น้อยกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นที่มาประชุมและมีสิทธิออกเสียงลงคะแนน

4. อนุมัติให้ธนาคารรับโอนกิจการทั้งหมด (Entire Business Transfer) ของบริษัท อยุธยา คาร์ด เซอร์วิสเซส จำกัด และมอบหมายให้ประธานคณะเจ้าหน้าที่บริหารและกรรมการผู้จัดการใหญ่ ประธานคณะเจ้าหน้าที่ด้านการเงิน และประธานคณะเจ้าหน้าที่ด้านลูกค้าบุคคลของธนาคาร มีอำนาจร่วมกันในการพิจารณาอนุมัติหรือกระทำการใด ๆ ที่จำเป็นและเกี่ยวข้องเพื่อให้การเข้ารับโอนกิจการทั้งหมดของบริษัท อยุธยา คาร์ด เซอร์วิสเซส จำกัด เสร็จสิ้น ซึ่งรวมถึงการกำหนดวันที่รับโอนกิจการ ทั้งนี้ ต้องอยู่ภายใต้เงื่อนไข และ/หรือข้อกำหนดที่ได้รับอนุมัติจากกระทรวงการคลัง ธนาคารแห่งประเทศไทย คณะกรรมการกำกับหลักทรัพย์และตลาดหลักทรัพย์ สำนักงานคณะกรรมการกำกับหลักทรัพย์และตลาดหลักทรัพย์ ตลาดหลักทรัพย์แห่งประเทศไทย และ/หรือหน่วยงานอื่นใด ที่เกี่ยวข้อง (ถ้ามี)

มติที่ประชุม	จำนวนเสียง	คิดเป็นร้อยละของจำนวนเสียงทั้งหมดของผู้ถือหุ้นซึ่งมาประชุมและมีสิทธิออกเสียงลงคะแนน
เห็นด้วย	4,405,351,214	97.79
ไม่เห็นด้วย	23,000	0.00
งดออกเสียง	99,365,692	2.21

คิดเป็นคะแนนเสียงไม่น้อยกว่า 3 ใน 4 ของจำนวนเสียงทั้งหมดของผู้ถือหุ้นที่มาประชุมและมีสิทธิออกเสียงลงคะแนน

จึงเรียนมาเพื่อทราบ

ขอแสดงความนับถือ

- ภาวนา เนียมลอย -

(นางสาวภาวนา เนียมลอย)
ประธานคณะเจ้าหน้าที่ด้านกฎหมาย

8 มิถุนายน 2552

ฮ่องกง

% yoy	2007	2008	2009f	2008				2009	
				Q1	Q2	Q3	Q4	Q1	April
Real Sector									
Nominal GDP (Bil. US$)	207.0	215.6	-	52.6	51.5	55.2	56.1	49.0	-
Real GDP Growth (q-o-q, s.a.)	6.4	2.5		1.0	-1.0	-0.8	-1.9	-4.3	-
Real GDP Growth	6.4	2.4	-6.5 to -5.5	7.3	4.1	1.5	-2.6	-7.8	-
- Private Consumption	8.5	1.5	-	8.0	3.0	-0.2	-4.1	-5.5	-
- Investment	3.4	-0.5	-	9.9	5.1	2.9	-17.8	-12.6	-
GDP Per Capita (US$)	29,890	30,893	29,800-30,100	-	-	-	-	-	-
Population (Million)	6.98	7.01	-	-	-	-	-	-	-
External Sector									
Export Growth (in US$ Term)	8.8	5.3	-	10.7	8.1	5.6	-1.8	-21.5	-17.8
Import Growth (in US$ Term)	10.0	5.6	-	11.8	9.4	6.9	-4.0	-22.4	-16.6
Trade Balance (Bil. US$)	-23.5	-25.9	-	-6.6	-8.7	-6.2	-4.4	-4.4	-2.1
Current Account Balance (Bil. US$)	25.5	30.5	-	6.5	4.1	9.6	10.4	-	-
- % of GDP	12.3	14.2	-	12.3	8.1	17.4	18.4	-	-
International Reserve (Bil. US$)	152.69	184.79	-	160.8	157.6	160.6	184.8	186.3	-
External Debt (Bil. US$)	711.1	660.0	-	681.7	681.5	677.8	660.0	-	-
- % of International Reserve	465.7	357.2	-	424.0	432.4	422.2	357.2		-
Number of Tourists (Million)	28.17	29.51	-	7.3	6.9	7.6	7.7	7.4	2.4
Tourism Revenue (Bill. US$)	18.0	19.1	-	-	-	-	-	-	
Government Sector									
Government Revenue	39.1	43.5	-	13.0	5.5	4.7	20.2	10.3	2.4
Government Expenditure	26.2	34.6	-	8.2	7.7	8.8	9.9	14.1	2.8
Fiscal Balance (Bil. US$)	12.9	8.8	-	4.81	-2.12	-4.11	10.26	-3.80	-0.4
- % of GDP	6.25	4.1	-	9.1	-4.1	-7.5	18.3	-7.8	-
Government Debt (% of GDP)	0.8	1.0	-	1.2	1.2	1.0	1.0	1.1	1.1
Prices									
CPI (Headline)	2.0	4.3	1.0	4.6	5.7	4.6	2.3	1.7	0.6
CPI (Underlying)	-	5.6	0.9	4.9	5.7	6.3	5.4	3.1	-
PPI	-	-	-	-	-	-	-	-	-
Unemployment Rate (%, s.a.)	4.0	3.5	-	3.4	3.3	3.4	4.1	5.2	5.3
Financial Sector (End of Period)									
Monetary Base (Bil. US$)	41.09	65.48	-	42.3	41.8	44.8	65.5	73.6	79.9
Broad Money Supply, M3 (Bil. US$)	423.10	420.79	-	410.7	396.0	408.2	420.8	426.1	-
Banking Sector (End of Period)									
Total Loans (Bil. US$)	379.6	423.9	-	407.2	429.3	441.1	423.9	408.5	406.4
Total Deposits (Bil. US$)	752.3	781.8	-	740.1	731.4	753.0	781.8	777.0	779.7
Total Loan Growth (in HKD)	20.01	10.89	-	18.7	17.1	12.6	10.9	-0.1	-2.2
Total Deposit Growth (in HKD)	23.4	3.2	-	15.9	7.1	2.7	3.2	4.5	4.6
L/D Ratio	50.46	54.20	-	55.0	58.7	58.6	54.2	52.6	52.1
NPLs (% of Total Loan Outstanding)	-	-	-	-	-	-	-	-	-
Stock Market									
Hang Seng Index	27,812.7	14,387.5	-	22,849.2	22,102.0	18,016.2	14,387.5	13,576.0	15,521.0
Trade Volume (Mil.US$ Per Day)	11,212.4	9,236.2	-	12,522.8	9,731.5	8,132.9	6,543.7	5,772.1	7,987.9
Market Capitalization (Bil.US$)	2,653.0	1,328.8	-	2,175.6	2,096.8	1,615.9	1,328.8	1,306.7	1,478.3
Bond Market (Average Buying Rate)									
Short Term-Treasury Bills Yield	-	-	-	-	-	-	-	-	-
Long-Term-Government Bond Yield	-	-	-	-	-	-	-	-	-
Interest Rates (End of Period)									
Discount Window Base Rate	5.75	0.50	-	3.75	3.50	3.50	0.50	0.50	0.50
Overnight HIBOR	2.83	0.22	-	1.45	2.15	2.69	0.23	0.37	0.001
Prime Rate	-	-	-	-	-	-	-	-	-
Exchange Rate (Period Average)									
HKD / USD	7.80	7.79	-	7.79	7.80	7.80	7.75	7.75	7.75
HKD / JPY	0.07	0.08	-	0.07	0.07	0.07	0.08	0.08	0.08
HKD / EUR	10.69	11.45	-	11.69	12.19	11.73	10.20	10.12	10.22

Sources: Census and Statistics Department, Hong Kong Monetary Policy

HK: GDP Growth


%
10
8
6
4
2
0
-2
-4
-6
-8
-10
1Q-90
4Q-94
3Q-99
2Q-04
1Q-09
YoY
SA (QoQ)

Note : SA (QoQ) Seasonally Adjusted quarter-on-quarter, annualized

HK: External Trade


% YoY
HK$ million
20
15
10
5
0
-5
-10
-15
-20
-25
-30
10,000
5,000
0
-5,000
-10,000
-15,000
-20,000
-25,000
-30,000
-35,000
Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-18 Jan-09 Apr-09
Trade Balance (RH)
Exports
Imports

HK: Retail Sales of Consumer Goods


% YoY
+30.0
+25.0
+20.0
+15.0
+10.0
+5.0
0.0
-5.0
-10.0
-15.0
Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-18 Jan-09 Apr-09

HK: Total Loan Growth


%YoY
35
30
25
20
15
10
5
0
-5
Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-18 Jan-09 Apr-09

- เศรษฐกิจ Q1/52 หดตัว 7.8% YoY ซึ่งเป็นการหดตัวมากที่สุดนับตั้งแต่ Q3/41 โดยหดตัวในทุกภาคส่วนเศรษฐกิจสำคัญ คือ

  (i) การส่งออกหดตัวสูงที่สุด ถึง 21.5% YoY โดยหดตัวสูงที่สุดในรอบ 55 ปี

  (ii) การลงทุน หดตัว 12.6% YoY

  (iii) การบริโภค ซึ่งเป็นกลไกสำคัญของการขับเคลื่อนเศรษฐกิจ Q1/52 หดตัว 4.7% YoY โดยการบริโภคภาคเอกชนหดตัว 5.5% YoY

- เศรษฐกิจ Q2/52 คาดว่า จะหดตัวต่ำกว่า Q1/52 เนื่องจากทั้งการส่งออก และการค้าปลีกในเดือน เม.ย. หดตัวลดลง และสินเชื่อหดตัวมากขึ้น

- เมื่อ วันที่ 26 พ.ค. 52 ทางการฮ่องกงได้ประกาศแผนกระตุ้นเศรษฐกิจรอบ 2 วงเงิน 16.8 พันล้านดอลลาร์ฮ่องกง ทำให้มีการใช้งบประมาณเพื่อกระตุ้นเศรษฐกิจนับตั้งแต่ปีที่แล้วรวมทั้งสิ้น 87.6 พันล้านดอลลาร์ฮ่องกง หรือคิดเป็น 5.2% ของ GDP ทั้งนี้ แผนกระตุ้นเศรษฐกิจรอบ 2 จะมีผลต่อการเติบโตทางเศรษฐกิจไม่มากนัก (ประมาณ 1% ของ GDP) โดยมาตรการส่วนใหญ่ให้ความสำคัญกับการลดภาษีและการยกเว้นค่าธรรมเนียม ซึ่งเป็นการแบ่งเบาภาระการใช้จ่ายของภาคประชาชน

- ณ เดือน พ.ค. 52 ทางการฮ่องกงได้ปรับลดประมาณการเศรษฐกิจปี 2552 จะหดตัว 5.5-6.5% YoY และอัตราเงินเฟ้อ 1.0% YoY จากประมาณการเมื่อเดือน ก.พ. 52 ที่คาดว่าเศรษฐกิจจะหดตัว 2.0-3.0% YoY และอัตราเงินเฟ้อขยายตัวที่ 1.6% YoY

5.4.6 The Bank and subsidiaries had unearned discounts as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Unearned discounts	486.1	488.3	459.9	440.1

5.4.7 The Bank and subsidiaries had non-performing loans (NPLs), defined according to the BOT's notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and money market items, but excluding accrued interest receivable, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
NPLs before allowance for doubtful accounts	58,034.9	55,084.5	57,585.7	54,635.8
NPLs as percentage of total loans	4.6	4.6	4.6	4.6
Net NPLs after allowance for doubtful accounts	31,371.2	30,966.0	31,298.2	30,889.8
Net NPLs as percentage of net total loans	2.5	2.7	2.6	2.7

5.4.8 The Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	9	3,881.8	1,056.3	1,143.9	1,143.9

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,554.5	1,116.4	603.2	603.2

					Million Baht
	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	9	3,881.8	1,056.3	1,143.9	1,143.9

					Million Baht
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,554.5	1,116.4	603.2	603.2

5.4.9 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at June 30, 2009 and December 31, 2008, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,310.3 million and Baht 2,235.1 million, respectively (See Note 4.12).

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2009 in the amount of Baht 25,483.8 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2008 in the amount of Baht 25,483.8 million, and for the year ended December 31, 2008, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 15.2 million.

As at June 30, 2009 and December 31, 2008, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 13,657.4 million and Baht 13,981.4 million, respectively (See Note 5.3.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the half year ended June 30, 2009 and for the year ended December 31, 2008, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 324.0 million and Baht 1,278.0 million, respectively (See Note 5.3.1).

5.4.10 Assets classified in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,022,167.8	-	-	-	1,022,167.8
Special mentioned	29,063.3	-	-	-	29,063.3
Substandard	6,027.8	-	-	-	6,027.8
Doubtful	16,604.7	-	-	-	16,604.7
Doubtful of loss	35,414.3	9,561.8	2,539.4	2,112.8	49,628.3
Total	1,109,277.9	9,561.8	2,539.4	2,112.8	1,123,491.9

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,103,200.3	-	-	-	1,103,200.3
Special mentioned	26,311.5	-	-	-	26,311.5
Substandard	9,211.4	-	-	-	9,211.4
Doubtful	9,829.1	-	-	-	9,829.1
Doubtful of loss	36,070.5	11,937.4	2,440.4	1,639.6	52,087.9
Total	1,184,622.8	11,937.4	2,440.4	1,639.6	1,200,640.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,015,752.1	-	-	-	1,015,752.1
Special mentioned	28,186.0	-	-	-	28,186.0
Substandard	5,971.1	-	-	-	5,971.1
Doubtful	16,493.0	-	-	-	16,493.0
Doubtful of loss	35,131.1	9,517.8	2,069.9	2,112.8	48,831.6
Total	1,101,533.3	9,517.8	2,069.9	2,112.8	1,115,233.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,094,358.1	-	-	-	1,094,358.1
Special mentioned	26,087.2	-	-	-	26,087.2
Substandard	9,151.0	-	-	-	9,151.0
Doubtful	9,703.4	-	-	-	9,703.4
Doubtful of loss	35,807.2	11,924.6	1,963.5	1,639.6	51,334.9
Total	1,175,106.9	11,924.6	1,963.5	1,639.6	1,190,634.6

5.4.11 Troubled debt restructurings

Details of the restructured debts of the Bank classified into the restructuring methods are as follows :

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2009				
Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	146	803.8	Land, building, condominium, share capital	803.7
Debt-equity conversion	1	13.0	Share capital	13.0
Debt restructuring in various forms	12,607	40,791.8		
Total	12,754	41,608.6		

The weighted average tenure of the above mentioned restructuring is 5.3 years; and the total debt outstanding after debt restructuring is Baht 41,608.6 million.

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2008				
Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	137	1,338.7	Land, building, condominium, machinery	1,336.7
Debt-equity conversion	1	26.7	Share capital	26.7
Debt restructuring in various forms	9,066	22,033.4		
Total	9,204	23,398.8		

The weighted average tenure of the above mentioned restructuring is 4.1 years; and the total debt outstanding after debt restructuring is Baht 23,398.8 million.

For the quarter and the half year ended June 30, 2009, the Bank recognized interest income from restructured debts amounting to Baht 1,603.4 million and Baht 2,927.7 million, respectively.

For the quarter and the half year ended June 30, 2008, the Bank recognized interest income from restructured debts amounting to Baht 1,434.9 million and Baht 2,824.1 million, respectively.

As at June 30, 2009 and December 31, 2008, the Bank had balance of loan to restructured debtors amounting to Baht 122,162.8 million and Baht 111,632.6 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the half years ended June 30, 2009 and 2008 have not been provided, as such information is not significantly different from the above disclosures relating to the Bank.

5.5 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	6,541.4	209.4	1,755.2	3,790.8	16,016.4	25,667.0	53,980.2
Doubtful accounts	(690.4)	92.6	(44.6)	2,274.1	449.8	3,178.8	5,260.3
Bad debt recovered	-	-	-	-	-	609.2	609.2
Bad debt written off	-	-	-	-	-	(1,846.6)	(1,846.6)
Others	-	-	-	-	-	(416.1)	(416.1)
Ending balance	5,851.0	302.0	1,710.6	6,064.9	16,466.2	27,192.3	57,587.0

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,169.1	194.1	3,310.0	3,792.2	36,598.5	15,322.9	63,386.8
Doubtful accounts	2,372.3	15.3	(1,554.8)	(1.4)	(20,582.1)	20,413.8	663.1
Bad debt recovered	-	-	-	-	-	1,272.3	1,272.3
Bad debt written off	-	-	-	-	-	(11,192.9)	(11,192.9)
Others	-	-	-	-	-	(149.1)	(149.1)
Ending balance	6,541.4	209.4	1,755.2	3,790.8	16,016.4	25,667.0	53,980.2

Million Baht

SEPARATE FINANCIAL STATEMENTS

JUNE 30, 2009

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	6,479.3	207.4	1,747.5	3,668.7	15,774.2	25,520.6	53,397.7
Doubtful accounts	(656.8)	80.0	(44.4)	2,290.0	430.5	3,125.0	5,224.3
Bad debt recovered	-	-	-	-	-	598.2	598.2
Bad debt written off	-	-	-	-	-	(1,846.6)	(1,846.6)
Others	-	-	-	-	-	(396.4)	(396.4)
Ending balance	5,822.5	287.4	1,703.1	5,958.7	16,204.7	27,000.8	56,977.2

Million Baht

SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2008

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,136.8	191.3	3,147.6	3,786.6	36,416.3	15,237.6	62,916.2
Doubtful accounts	2,342.5	16.1	(1,400.1)	(117.9)	(20,642.1)	20,295.2	493.7
Bad debt recovered	-	-	-	-	-	1,208.6	1,208.6
Bad debt written off	-	-	-	-	-	(11,076.2)	(11,076.2)
Others	-	-	-	-	-	(144.6)	(144.6)
Ending balance	6,479.3	207.4	1,747.5	3,668.7	15,774.2	25,520.6	53,397.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,015,752.1	412,485.8	1	5,822.5
Special mentioned	28,186.0	13,573.0	2	287.4
Substandard	5,971.1	1,573.9	100	1,703.1
Doubtful	16,493.0	5,519.4	100	5,958.7
Doubtful of loss	35,131.1	15,062.0	100	16,204.7
Total	1,101,533.3	448,214.1		29,976.4
Add Allowance for doubtful accounts which exceed the provision required by the BOT				27,000.8
Total				56,977.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,094,358.1	480,508.5	1	6,479.3
Special mentioned	26,087.2	9,305.7	2	207.4
Substandard	9,151.0	1,696.9	100	1,747.5
Doubtful	9,703.4	3,524.8	100	3,668.7
Doubtful of loss	35,807.2	14,720.5	100	15,774.2
Total	1,175,106.9	509,756.4		27,877.1
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,520.6
Total				53,397.7

As at June 30, 2009 and December 31, 2008, the consolidated and the separate financial statements included the allowance for doubtful account on a collective approach for loans, classified as normal and special mentioned amounted to Baht 1,825.3 million and Baht 1,814.2 million, respectively.

As at June 30, 2009, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 57,587.0 million and Baht 56,977.2 million in the consolidated and the separate financial statements, respectively.

As at December 31, 2008, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 53,980.2 million and Baht 53,397.7 million in the consolidated and the separate financial statements, respectively.

As at June 30, 2009 and December 31, 2008, the Bank and subsidiaries recorded allowances for doubtful accounts in excess of 27,192.3 million and Baht 25,667.0 million, respectively, in the consolidated financial statements, and of Baht 27,000.8 million and Baht 25,520.6 million, respectively, in the separate financial statements (See Note 4.6).

5.6 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	**December 31, 2008**	**June 30, 2009**	**December 31, 2008**
Beginning balance	6,370.5	4,082.5	6,370.5	4,082.5
Increase during the period/year	120.8	4,242.6	120.8	4,242.6
Write off/ decrease during the period/year	(1,551.0)	(1,954.6)	(1,551.0)	(1,954.6)
Ending balance	4,940.3	6,370.5	4,940.3	6,370.5

5.7 Properties for sale, net

Properties for sale consisted of the following :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2009			
Type of Properties for Sale	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	44,623.5	1,217.7	(1,575.2)	44,266.0
Movable assets	281.6	0.3	(52.3)	229.6
Total	44,905.1	1,218.0	(1,627.5)	44,495.6
Others	16.3	52.5	(16.3)	52.5
Total properties for sale	44,921.4	1,270.5	(1,643.8)	44,548.1
Less Allowance for impairment	(8,940.8)	(336.8)	275.1	(9,002.5)
Total properties for sale, net	35,980.6	933.7	(1,368.7)	35,545.6

Million Baht

Type of Properties for Sale	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	48,544.7	3,361.4	(7,282.6)	44,623.5
Movable assets	310.6	6.9	(35.9)	281.6
Total	48,855.3	3,368.3	(7,318.5)	44,905.1
Others	50.8	16.3	(50.8)	16.3
Total properties for sale	48,906.1	3,384.6	(7,369.3)	44,921.4
Less Allowance for impairment	(8,605.6)	(763.8)	428.6	(8,940.8)
Total properties for sale, net	40,300.5	2,620.8	(6,940.7)	35,980.6

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2009			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	37,289.7	1,217.7	(1,899.6)	36,607.8
Movable assets	281.6	0.3	(52.3)	229.6
Total	37,571.3	1,218.0	(1,951.9)	36,837.4
Others	16.3	52.5	(16.3)	52.5
Total properties for sale	37,587.6	1,270.5	(1,968.2)	36,889.9
Less Allowance for impairment	(7,968.0)	(307.8)	265.9	(8,009.9)
Total properties for sale, net	29,619.6	962.7	(1,702.3)	28,880.0

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	41,031.2	3,361.3	(7,102.8)	37,289.7
Movable assets	310.6	6.9	(35.9)	281.6
Total	41,341.8	3,368.2	(7,138.7)	37,571.3
Others	50.8	16.3	(50.8)	16.3
Total properties for sale	41,392.6	3,384.5	(7,189.5)	37,587.6
Less Allowance for impairment	(7,606.7)	(762.1)	400.8	(7,968.0)
Total properties for sale, net	33,785.9	2,622.4	(6,788.7)	29,619.6

Properties for sale classified in accordance with the notification of the BOT as at June 30, 2009 and December 31, 2008 are presented in Note 5.4.10.

The Bank had disclosed transactions according to the BOT's Notification regarding the Accounting Rules for Financial Institutions in relations to the Sale of Properties for Sale, dated August 3, 2008, the transactions of the Bank and subsidiaries are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED

Type of Sale of Properties for sale	Income Recognition Method	June 30, 2009 Deferred Profit on Sale of Properties for sale	June 30, 2009 Profit on Sale of Properties For sale	June 30, 2009 Loss on Sale of Properties For sale	June 30, 2008 Deferred Profit on Sale of Properties for sale	June 30, 2008 Profit on Sale of Properties for sale	June 30, 2008 Loss on Sale of Properties for sale
Sale to public	Per Installment	7.4	0.9	-	39.4	0.5	-
Sale to public	Per cost recovery	-	275.1	(53.4)	-	456.0	(61.5)

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEARS ENDED

Type of Sale of Properties for sale	Income Recognition Method	June 30, 2009 Deferred Profit on Sale of Properties for sale	June 30, 2009 Profit on Sale of Properties for sale	June 30, 2009 Loss on Sale of Properties for sale	June 30, 2008 Deferred Profit on Sale of Properties for sale	June 30, 2008 Profit on Sale of Properties for sale	June 30, 2008 Loss on Sale of Properties for sale
Sale to public	Per Installment	7.4	30.2	-	39.4	10.3	-
Sale to public	Per cost recovery	-	463.1	(63.5)	-	801.9	(147.4)
Sale to subsidiary							
(Note 5.24)	Per cost recovery	-	-	-	-	-	-

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED

Type of Sale of Properties for sale	Income Recognition Method	June 30, 2009 Deferred Profit on Sale of Properties for sale	June 30, 2009 Profit on Sale of Properties for sale	June 30, 2009 Loss on Sale of Properties for sale	June 30, 2008 Deferred Profit on Sale of Properties for sale	June 30, 2008 Profit on Sale of Properties for sale	June 30, 2008 Loss on Sale of Properties for sale
Sale to public	Per Installment	7.4	0.9	-	39.4	0.5	-
Sale to public	Per cost recovery	-	270.5	(53.1)	-	430.5	(61.2)

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE HALF YEARS ENDED

Type of Sale of Properties for sale	Income Recognition Method	June 30, 2009 Deferred Profit on Sale of Properties for sale	June 30, 2009 Profit on Sale of Properties for sale	June 30, 2009 Loss on Sale of Properties for sale	June 30, 2008 Deferred Profit on Sale of Properties for sale	June 30, 2008 Profit on Sale of Properties for sale	June 30, 2008 Loss on Sale of Properties for sale
Sale to public	Per Installment	7.4	30.2	-	39.4	10.3	-
Sale to public	Per cost recovery	-	399.5	(63.1)	-	756.3	(109.4)
Sale to subsidiary							
(Note 5.24)	Per cost recovery	-	-	-	-	-	-

5.8 Premises and equipment, net

Premises and equipment consisted of the following :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,433.5	206.7	(52.9)	(122.5)	7,464.8	-	-	-	-	-	7,464.8
Appraisal Increase (year 2005)	10,191.3	-	-	-	10,191.3	-	-	-	-	-	10,191.3
Appraisal decrease (year 2005)	(1,103.4)	-	0.5	-	(1,102.9)	-	-	-	-	-	(1,102.9)
Premises											
Cost	9,160.6	205.2	-	(75.4)	9,290.4	6,172.3	147.3	-	(37.2)	6,282.4	3,008.0
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	14,871.4	447.6	-	-	15,319.0	5,045.8
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(116.1)	(4.9)	-	-	(121.0)	(76.5)
Equipment	20,551.0	585.2	(800.0)	(25.8)	20,310.4	15,936.9	919.2	(799.3)	(20.3)	16,036.5	4,273.9
Others	1,286.7	488.6	(340.0)	(4.2)	1,431.1	-	-	-	-	-	1,431.1
Total	67,687.0	1,485.7	(1,192.4)	(227.9)	67,752.4	36,864.5	1,509.2	(799.3)	(57.5)	37,516.9	30,235.5

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	6,788.4	396.4	(22.9)	271.6	7,433.5	-	-	-	-	-	7,433.5
Appraisal Increase (year 2005)	10,192.3	-	(1.0)	-	10,191.3	-	-	-	-	-	10,191.3
Appraisal decrease (year 2005)	(1,111.0)	-	7.6	-	(1,103.4)	-	-	-	-	-	(1,103.4)
Premises											
Cost	8,860.8	151.8	(0.0)	148.0	9,160.6	5,798.6	307.1	-	66.6	6,172.3	2,988.3
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,966.4	905.0	-	-	14,871.4	5,493.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(106.2)	(9.9)	-	-	(116.1)	(81.4)
Equipment	19,058.1	1,818.6	(362.3)	36.6	20,551.0	14,394.7	1,873.1	(356.7)	25.8	15,936.9	4,614.1
Others	286.7	1,478.1	(478.1)	0.0	1,286.7	-	-	-	-	-	1,286.7
Total	64,242.6	3,844.9	(856.7)	456.2	67,687.0	34,053.5	3,075.3	(356.7)	92.4	36,864.5	30,822.5

As at June 30, 2009 and December 31, 2008, the Bank and subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 11,244.0 million and Baht 11,166.5 million, respectively.

Million Baht

SEPARATE FINANCIAL STATEMENTS
JUNE 30, 2009

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,426.2	206.7	(52.9)	(122.1)	7,457.9	-	-	-	-	-	7,457.9
Appraisal Increase (year 2005)	10,191.3	-	-	-	10,191.3	-	-	-	-	-	10,191.3
Appraisal decrease (year 2005)	(1,103.4)	-	0.5	-	(1,102.9)	-	-	-	-	-	(1,102.9)
Premises											
Cost	9,026.8	197.5	-	(70.2)	9,154.1	6,110.3	146.0	-	(34.8)	6,221.5	2,932.6
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	14,871.4	447.6	-	-	15,319.0	5,045.8
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(116.1)	(4.9)	-	-	(121.0)	(76.5)
Equipment	20,189.5	575.5	(799.2)	(22.7)	19,943.1	15,694.5	894.3	(798.6)	(18.3)	15,771.9	4,171.2
Others	1,279.4	484.8	(329.8)	(4.0)	1,430.4	-	-	-	-	-	1,430.4
Total	67,177.1	1,464.5	(1,181.4)	(219.0)	67,241.2	36,560.1	1,483.0	(798.6)	(53.1)	37,191.4	30,049.8

Million Baht

SEPARATE FINANCIAL STATEMENTS
DECEMBER 31, 2008

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	6,781.1	396.4	(22.9)	271.6	7,426.2	-	-	-	-	-	7,426.2
Appraisal Increase (year 2005)	10,192.3	-	(1.0)	-	10,191.3	-	-	-	-	-	10,191.3
Appraisal decrease (year 2005)	(1,111.0)	-	7.6	-	(1,103.4)	-	-	-	-	-	(1,103.4)
Premises											
Cost	8,725.5	151.8	-	149.5	9,026.8	5,738.5	304.5	-	67.3	6,110.3	2,916.5
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,966.4	905.0	-	-	14,871.4	5,493.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(106.2)	(9.9)	-	-	(116.1)	(81.4)
Equipment	18,770.7	1,736.7	(355.0)	37.1	20,189.5	14,192.8	1,825.1	(349.5)	26.1	15,694.5	4,495.0
Others	285.4	1,451.2	(457.2)	-	1,279.4	-	-	-	-	-	1,279.4
Total	63,811.3	3,736.1	(828.5)	458.2	67,177.1	33,791.5	3,024.7	(349.5)	93.4	36,560.1	30,617.0

As at June 30, 2009 and December 31, 2008, the Bank had equipment, fully depreciated but still in use, at the original cost amounting to Baht 11,028.0 million, and Baht 10,968.9 million, respectively.

5.9 Deposits

5.9.1 Classified by product:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Demand	54,633.6	52,535.7	53,723.7	52,470.6
Savings	548,260.3	485,658.5	548,164.6	485,851.1
Fixed				
Up to 6 months	456,949.4	536,330.4	455,105.0	534,778.8
6 months-less than 1 year	99,460.0	65,573.8	99,141.3	65,272.3
1 year and over	206,561.7	180,162.2	198,546.8	172,052.7
Negotiable certificates of deposit	1,894.6	2,026.8	1,005.1	1,051.2
Total	1,367,759.6	1,322,287.4	1,355,686.5	1,311,476.7

5.9.2 Classified by remaining maturity:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Up to 1 year	1,343,732.4	1,313,124.2	1,331,750.5	1,302,474.3
Over 1 year	24,027.2	9,163.2	23,936.0	9,002.4
Total	1,367,759.6	1,322,287.4	1,355,686.5	1,311,476.7

5.9.3 Classified by currency and customer's residence:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,204,067.5	47,955.9	1,252,023.4	1,154,669.8	46,335.5	1,201,005.3
USD	19,215.0	35,990.8	55,205.8	16,746.0	41,047.1	57,793.1
Others	5,945.8	54,584.6	60,530.4	5,401.1	58,087.9	63,489.0
Total	1,229,228.3	138,531.3	1,367,759.6	1,176,816.9	145,470.5	1,322,287.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,204,075.1	47,935.3	1,252,010.4	1,156,000.1	46,286.2	1,202,286.3
USD	19,128.7	36,653.4	55,782.1	16,682.2	41,716.6	58,398.8
Others	5,889.3	42,004.7	47,894.0	5,315.4	45,476.2	50,791.6
Total	1,229,093.1	126,593.4	1,355,686.5	1,177,997.7	133,479.0	1,311,476.7

5.10 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	31.1	2,199.7	2,230.8	24.5	2,958.5	2,983.0
Commercial banks	1,264.2	13,815.1	15,079.3	1,585.6	5,177.9	6,763.5
Other banks	199.7	-	199.7	224.6	2,000.0	2,224.6
Finance companies, securities companies and credit foncier companies	1,705.4	959.0	2,664.4	750.4	156.0	906.4
Other financial institutions	4,681.3	692.6	5,373.9	3,854.6	108.3	3,962.9
Total domestic items	7,881.7	17,666.4	25,548.1	6,439.7	10,400.7	16,840.4
Foreign items						
USD	2,984.8	7,188.7	10,173.5	1,472.0	8,591.4	10,063.4
JPY	2.4	222.8	225.2	2.7	2,367.5	2,370.2
EUR	1,829.2	101.6	1,930.8	171.7	85.4	257.1
Others	3,599.2	22,867.7	26,466.9	2,454.8	23,913.5	26,368.3
Total foreign items	8,415.6	30,380.8	38,796.4	4,101.2	34,957.8	39,059.0
Total domestic and foreign items	16,297.3	48,047.2	64,344.5	10,540.9	45,358.5	55,899.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	31.1	2,199.7	2,230.8	24.5	2,958.5	2,983.0
Commercial banks	1,264.2	13,815.1	15,079.3	1,585.6	5,177.9	6,763.5
Other banks	199.7	-	199.7	224.6	2,000.0	2,224.6
Finance companies, securities companies and credit foncier companies	2,369.3	959.0	3,328.3	1,067.6	156.0	1,223.6
Other financial institutions	4,701.9	692.6	5,394.5	3,866.2	108.3	3,974.5
Total domestic items	8,566.2	17,666.4	26,232.6	6,768.5	10,400.7	17,169.2
Foreign items						
USD	2,998.9	6,593.9	9,592.8	1,482.8	8,591.4	10,074.2
JPY	3.2	222.8	226.0	34.7	2,367.5	2,402.2
EUR	1,829.2	101.6	1,930.8	171.7	85.4	257.1
Others	3,648.7	21,621.1	25,269.8	2,498.8	20,482.9	22,981.7
Total foreign items	8,480.0	28,539.4	37,019.4	4,188.0	31,527.2	35,715.2
Total domestic and foreign items	17,046.2	46,205.8	63,252.0	10,956.5	41,927.9	52,884.4

5.11 Borrowings

5.11.1 Classified by types of securities and sources of fund

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,305.6	15,305.6	-	15,724.3	15,724.3
Bills of exchange	83,445.8	-	83,445.8	58,931.7	-	58,931.7
Others	329.0	331.4	660.4	331.9	899.0	1,230.9
Less Discount on borrowings	-	(6,733.6)	(6,733.6)	-	(6,759.5)	(6,759.5)
Total	83,774.8	8,903.4	92,678.2	59,263.6	9,863.8	69,127.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,305.6	15,305.6	-	15,724.3	15,724.3
Bills of exchange	83,445.8	-	83,445.8	58,931.7	-	58,931.7
Others	329.0	-	329.0	331.9	-	331.9
Less Discount on borrowings	-	(6,733.6)	(6,733.6)	-	(6,759.5)	(6,759.5)
Total	83,774.8	8,572.0	92,346.8	59,263.6	8,964.8	68,228.4

5.11.2 Classified by types of securities, currency, maturity and interest rate

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				June30, 2009	December 31, 2008
Short-term borrowings					
Bills of exchange	THB	2009 - 2010	1.00% - 3.50%	83,445.8	58,931.7
Others	MYR	2009	1.50% - 3.57%	331.4	899.0
	THB	2009 - 2010	0.00% - 0.50%	8.8	3.1
Total short-term borrowings				83,786.0	59,833.8
Long-term borrowings					
Unsecured subordinated notes					
(Note 5.12)	USD	2029	9.025%	15,305.6	15,724.3
Others	THB	2010 - 2015	0.00% - 0.50%	320.2	328.8
Less Discount on borrowings				(6,733.6)	(6,759.5)
Total long-term borrowings				8,892.2	9,293.6
Total				92,678.2	69,127.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				June 30, 2009	December 31, 2008
Short-term borrowings					
Bills of exchange	THB	2009 - 2010	1.00% - 3.50%	83,445.8	58,931.7
Others	THB	2009 - 2010	0.00% - 0.50%	8.8	3.1
Total short-term borrowings				83,454.6	58,934.8
Long-term borrowings					
Unsecured subordinated notes					
(Note 5.12)	USD	2029	9.025%	15,305.6	15,724.3
Others	THB	2010 - 2015	0.00% - 0.50%	320.2	328.8
Less Discount on borrowings				(6,733.6)	(6,759.5)
Total long-term borrowings				8,892.2	9,293.6
Total				92,346.8	68,228.4

5.12 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

The Bank has redeemed the remaining USD 33.1 million of the 7.25% p.a. unsecured subordinated notes due in 2005, of which USD 0.5 million and USD 4.75 million were redeemed prior to maturity with the approval of the BOT on November 15, 1999 and August 30, 2002 respectively, and the remaining USD 27.85 million were redeemed at maturity on September 15, 2005.

On March 15, 2007, the Bank redeemed at maturity the 8.75% p.a. unsecured subordinated notes due 2007 amounting to USD 266.9 million.

On June 23, 2008, the Bank redeemed the remaining USD 0.2 million of the 8.25% p.a. unsecured subordinated notes due in 2016 prior to maturity with the approval of the BOT.

5.13 Bonds

On April 12, 2005, the shareholders reconsidered the resolutions of the shareholders' meeting, convened on April 9, 2004, approving to issue bonds of the Bank and passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities and Exchange Commission. The Bank may issue different types of Bonds in one issue simultaneously or in several issues at different times. The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The Board of Directors or the Executive Board of Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds. The shareholders also approved the allocation of 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 5.16).

On November 17, 2006, the Bank obtained approval from the Office of the Securities and Exchange Committee (SEC) to issue and offer for sale short-term bonds in an amount not exceeding Baht 30,000 million with no limit on the number of issues. The Bank has issued 5 series of short-term bonds totaling Baht 7,862.8 million which have been gradually redeemed up to the full amount as at September 2007 (See Note 5.11).

On April 12, 2007, the shareholders passed a resolution for the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to the general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. The Bank may be granted the right to redeem the Bonds prior to their maturities,

and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, in accordance with the condition of the Bonds. The Board of Directors or the Board of Executive Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds.

On April 25, 2008, the meeting of the Board of Directors of the Bank passed the resolutions to approved the issuance of bonds with a maturity of not exceeding 7 years for offering to the general public within the year 2008 in an amount not exceeding Baht 150,000 million according to the resolution of the 14th Annual Ordinary Meeting of Shareholders convened on April 12, 2007. The Bank may issue and offer the bonds in several issues at different times. The Board of Executive Directors shall be empowered to consider terms and conditions and other details for each issuance and offering of the aforementioned bonds.

5.14 The Issuance of Bonds under the Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, terms and conditions and other details for the issue and offering of the bonds.

5.15 Provisions for off-balance sheet contingencies

Provisions for off-balance sheet contingencies are as follows :

		Million Baht
	SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	December 31, 2008
Beginning balance	956.0	1,271.0
Increase during the period/year	370.9	2,346.6
Written off/reversal during the period/year	(112.8)	(2,661.6)
Ending balance	1,214.1	956.0

Disclosures for the consolidated financial statements for provisions for off-balance sheet contingencies as at June 30, 2009 and December 31, 2008 have not been provided, as such information is not significantly different from the disclosures for the separate financial statements.

5.16 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

The Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	June 30, 2009	December 31, 2008
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

   1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.
   1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.
   1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

5.17 Capital management

It is the Bank's policy to maintain an adequate level of capital to support the business strategies and growth and to meet regulatory requirements. The Bank regularly assesses its capital position under various scenarios in order to anticipate capital requirements for the purpose of its capital planning and management process.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital to total risk assets of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of the total risk assets.

The Bank had capital fund and maintained capital adequacy ratios to risk assets in accordance with the BOT's Notification relating to the Basel II guidelines as follows:

		Million Baht
	June 30, 2009	**December 31, 2008**
Tier 1 capital	147,093.2	142,236.4
Paid-up share capital	19,088.4	19,088.4
Premium on share capital	56,346.2	56,346.2
Legal reserve	13,500.0	13,000.0
Reserves appropriated from the net profit	51,500.0	46,500.0
Retained earnings after appropriation	8,480.8	7,944.9
Deductions from Tier 1 capital	(1,822.2)	(643.1)
Tier 2 capital	35,068.2	33,604.9
Total capital fund	182,161.4	175,645.1
Total capital fund before deductions	182,161.4	175,841.3
Deductions from total capital fund	-	(196.2)

	Percentage	
	June 30, 2009	**December 31, 2008**
Total capital to risk assets	15.0	13.8
Tier 1 capital to risk assets	12.1	11.2

5.18 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into Trust Agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

5.19 Legal reserve and other reserves

5.19.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

5.19.2 The Bank appropriated annual profit as other reserves, which is treated as general reserve with no specific purpose.

5.20 The appropriation of the profit and the dividends payment

On April 11, 2008, the 15th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2007 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2007) and the amount to be appropriated for the period of July - December 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726.5 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 27, 2007, and the remaining amount to be paid on May 9, 2008 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,817.7 million on May 9, 2008.

On August 28, 2008, the meeting of the Board of Directors of the Bank No. 9/2008 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 26, 2008.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 26, 2008.

On April 10, 2009, the 16th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2008 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2008) and the amount to be appropriated for the period of July - December 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726.5 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 26, 2008, and the remaining amount to be paid on May 7, 2009 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,817.7 million on May 7, 2009.

5.21 Commitments

The Bank and subsidiaries had commitments as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2009			December 31, 2008		
	Baht	**Foreign Currencies**	**Total**	**Baht**	**Foreign Currencies**	**Total**
Avals to bills	2,073.0	172.2	2,245.2	2,309.4	92.2	2,401.6
Guarantees of loans	495.8	4,052.4	4,548.2	475.7	3,366.0	3,841.7
Other guarantees	77,841.6	13,679.2	91,520.8	77,584.3	16,508.8	94,093.1
Liability under unmatured import bills	701.4	9,666.3	10,367.7	1,123.7	9,431.3	10,555.0
Letters of credit	914.6	26,287.7	27,202.3	606.1	25,507.0	26,113.1
Foreign exchange agreements						
Bought	15,613.6	282,964.5	298,578.1	13,975.2	278,289.8	292,265.0
Sold	15,006.5	401,806.6	416,813.1	13,012.2	431,827.7	444,839.9
Interest rate agreements						
Bought	6,000.0	1,395.2	7,395.2	1,800.0	1,432.7	3,232.7
Sold	6,000.0	1,395.2	7,395.2	1,800.0	1,432.7	3,232.7
Credit derivatives	-	1,701.5	1,701.5	-	1,747.2	1,747.2
Amount of unused bank overdraft	137,077.2	2,384.5	139,461.7	133,705.0	2,558.6	136,263.6
Others	11,758.6	1,787.8	13,546.4	29,409.6	1,517.8	30,927.4
Total	273,482.3	747,293.1	1,020,775.4	275,801.2	773,711.8	1,049,513.0

Million Baht

SEPARATE FINANCIAL STATEMENTS

	June 30, 2009			December 31, 2008		
	Baht	**Foreign Currencies**	**Total**	**Baht**	**Foreign Currencies**	**Total**
Avals to bills	2,073.0	172.2	2,245.2	2,309.4	92.2	2,401.6
Guarantees of loans	490.8	3,866.6	4,357.4	470.7	3,156.7	3,627.4
Other guarantees	77,842.2	12,940.4	90,782.6	77,585.8	15,680.6	93,266.4
Liability under unmatured import bills	701.4	9,577.6	10,279.0	1,123.7	9,300.5	10,424.2
Letters of credit	914.6	26,148.5	27,063.1	606.1	25,303.5	25,909.6
Foreign exchange agreements						
Bought	15,613.6	282,266.4	297,880.0	13,973.8	277,968.1	291,941.9
Sold	15,006.2	401,117.3	416,123.5	13,010.9	431,517.5	444,528.4
Interest rate agreements						
Bought	6,000.0	1,395.2	7,395.2	1,800.0	1,432.7	3,232.7
Sold	6,000.0	1,395.2	7,395.2	1,800.0	1,432.7	3,232.7
Credit derivatives	-	1,701.5	1,701.5	-	1,747.2	1,747.2
Amount of unused bank overdraft	137,077.2	1,434.0	138,511.2	133,705.0	1,489.9	135,194.9
Others	11,741.1	1,787.8	13,528.9	29,409.6	1,517.8	30,927.4
Total	273,460.1	743,802.7	1,017,262.8	275,795.0	770,639.4	1,046,434.4

5.22 Assets pledged as collateral and under restriction

The Bank had deposit accounts placed with foreign banks to be used as investments in overseas branches and subsidiaries with usage restrictions in accordance with the regulations of local government agencies. As at June 30, 2009 and December 31, 2008, such deposits amounted to Baht 13,475.6 million and Baht 14,361.9 million, respectively.

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for commitments with government agencies and the Bank of Thailand. The book value of such securities, net of valuation allowances for impairment, as at June 30, 2009 and December 31, 2008 amounted to Baht 12,903.5 million and Baht 296.3 million, respectively.

The Bank had investments in equity securities acquired through debt restructuring which have restrictions on sale, transfer, pledge and/or other commitments. The book value of such securities, net of valuation allowances for impairment, as at June 30, 2009 and December 31, 2008 amounted to Baht 4.8 million and Baht 19.2 million, respectively.

A subsidiary of the Bank had properties for sale with restrictions on sale, transfer, pledge and/or other commitments at the book value, net of valuation allowances for impairment, as at June 30, 2009, amounted to Baht 514.8 million.

5.23 Litigation

As at June 30, 2009, a number of civil proceedings have been brought against the Bank and subsidiaries in the ordinary course of business. The Bank and subsidiaries believe that such proceedings, when resolved, will not materially affect the Bank and subsidiaries's financial position and result of operations.

As at December 31, 2008, a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings, when resolved, will not materially affect the Bank's financial position and result of operations.

5.24 Related party transactions

Related parties of the Bank consisted of the Bank's directors, executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, including the entities in which the Bank, the Bank's directors, or executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, together have 10% or more combined beneficial ownership and/or managerial control.

The Bank had significant loans and commitments to related parties, as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
PLACEMENT				
Subsidiary				
Bangkok Bank Berhad	-	-	346.5	1,572.9
LOANS				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	6.153.0	6,807.5
Associated company				
BSL Leasing Co., Ltd.	1,515.0	1,465.0	1,515.0	1,465.0
Related restructured debtors	7,808.0	7,826.9	7,808.0	7,826.9
Other related parties	11,877.4	10,775.0	11,877.4	10,775.0
Total	21,200.4	20,066.9	27,353.4	26,874.4
ALLOWANCE FOR DOUBTFUL ACCOUNTS				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	61.5	68.1
Associated company				
BSL Leasing Co., Ltd.	15.2	14.6	15.2	14.6
Related restructured debtors	3,543.5	2,951.2	3,543.5	2,951.2
Other related parties	111.7	107.1	111.7	107.1
Total	3,670.4	3,072.9	3,731.9	3,141.0
OTHER ASSETS				
Subsidiaries				
Bangkok Bank Berhad	-	-	0.3	11.7
Sinnsuptawee Asset Management Co., Ltd.	-	-	0.3	461.9
Bualuang Securities PCL.	-	-	0.1	-
Associated company				
BSL Leasing Co., Ltd.	5.8	15.1	5.8	15.1
Processing Center Co., Ltd.	4.8	-	4.8	-
Related restructured debtors	20.3	34.9	20.3	34.9
Other related parties	62.1	88.9	62.1	88.9
Total	93.0	138.9	93.7	612.5

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
DEPOSITS				
Subsidiaries				
BBL (Cayman) Limited	-	-	690.6	705.8
Bangkok Bank Berhad	-	-	64.4	86.8
Sinnsuptawee Asset Management Co., Ltd.	-	-	7.6	1,330.3
BBL Asset Management Co., Ltd.	-	-	20.6	11.6
Bualuang Securities PCL.	-	-	16.2	20.2
Associated companies				
BSL Leasing Co., Ltd.	34.9	25.5	34.9	25.5
Processing Center Co., Ltd.	55.9	159.0	55.9	159.0
WTA (Thailand) Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	3.2	2.1	3.2	2.1
PCC Capital Co., Ltd.	41.0	52.9	41.0	52.9
Thai Digital ID Co., Ltd.	26.7	43.5	26.7	43.5
Related restructured debtors	689.5	609.3	689.5	609.3
Other related parties	8,037.5	5,282.3	8,037.5	5,282.3
Total	8,888.7	6,174.6	9,688.1	8,329.3
BORROWINGS				
Subsidiaries				
Bangkok Bank Berhad	-	-	20.1	48.2
Bualuang Securities PCL.	-	-	710.0	400.0
Total	-	-	730.1	448.2
OTHER LIABILITIES				
Subsidiary				
BBL (Cayman) Limited	-	-	0.3	-
Sinnsuptawee Asset Management Co., Ltd.	-	-	1,591.0	1,591.0
BBL Asset Management Co., Ltd.	-	-	0.0	-
Bualuang Securities PCL.	-	-	0.0	-
Associated companies				
BSL Leasing Co., Ltd.	0.0	0.0	0.0	0.0
Processing Center Co., Ltd.	0.2	0.0	0.2	0.0
WTA (Thailand) Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	7.3	0.0	7.3	0.0
PCC Capital Co., Ltd.	0.0	0.0	0.0	0.0
Thai Digital ID Co., Ltd.	0.0	0.1	0.0	0.1
Related restructured debtors	0.1	1.8	0.1	1.8
Other related parties	17.0	22.8	17.0	22.8
Total	24.6	24.7	1,615.9	1,615.7

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
COMMITMENTS				
Subsidiaries				
Bangkok Bank Berhad	-	-	548.8	3.2
Sinnsuptawee Asset Management Co.,	-	-	0.6	-
BBL Asset Management Co., Ltd	-	-	0.0	0.0
Bualuang Securities PCL.	-	-	-	1.5
Associated companies				
BSL Leasing Co., Ltd.	-	249.4	-	249.4
National ITMX Co., Ltd.	0.3	0.4	0.3	0.4
Related restructured debtors	292.9	888.3	292.9	888.3
Other related parties	1,227.7	1,205.8	1,227.7	1,205.8
Total	1,520.9	2,343.9	2,070.3	2,348.6

For the half year ended June 30, 2009, the Bank charged interest at rates between 1.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 4.122% to 13.25%, on money market loans between 2.78% to 4.0%, on default loans at 15.0% and on other loans between 1.0% to 11.5%.

For the year ended December 31, 2008, the Bank charged interest at rates between 2.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 4.5% to 11.5%, on money market loans between 3.25% to 5.6%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at June 30, 2009 and December 31, 2008 are shown in Note 5.3.2.

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The prices, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

The Bank had material income and expenses with related parties as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Interest and discount received				
Subsidiaries				
Bangkok Bank Berhad	-	-	7.6	14.5
Sinnsuptawee Asset Management Co., Ltd.	-	-	128.5	122.2
Bualuang Securities PCL.	-	-	0.0	-
Associated companies				
BSL Leasing Co., Ltd.	46.6	52.8	46.6	52.8
Thai Filament Finishing Co., Ltd.*	-	3.4	-	3.4
Thai Polymer Textile Co., Ltd.*	-	7.0	-	7.0
Thai Taffeta Textile Co., Ltd.*	-	2.2	-	2.2
Related restructured debtors	157.5	239.6**	157.5	239.6**
Other related parties	386.5	314.7**	386.5	314.7**
Total	590.6	619.7	726.7	756.4
Fees and service income				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	0.0	0.0
BBL Asset Management Co., Ltd	-	-	277.8	233.7
Bualuang Securities PCL.	-	-	1.4	1.2
Associated companies				
BSL Leasing Co., Ltd.	0.0	0.1	0.0	0.1
Processing Center Co., Ltd.	1.1	0.5	1.1	0.5
National ITMX Co., Ltd.	0.1	0.1	0.1	0.1
Thai Filament Finishing Co., Ltd.*	-	0.1	-	0.1
Thai Polymer Textile Co., Ltd.*	-	0.1	-	0.1
Thai Taffeta Textile Co., Ltd.*	-	0.1	-	0.1
Related restructured debtors	2.5	10.4**	2.5	10.4**
Other related parties	3.5	4.5**	3.5	4.5**
Total	7.2	15.9	286.4	250.8
Dividend income				
Subsidiaries				
BBL Asset Management Co., Ltd	-	-	21.0	39.0
Bualuang Securities PCL.	-	-	71.0	101.4
Associated companies				
BSL Leasing Co., Ltd.	2.1	1.6	2.1	1.6
Processing Center Co., Ltd.	75.0	9.4	75.0	9.4
Total	77.1	11.0	169.1	151.4

* As at June 30, 2009, became non-related company.

** The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Other income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	0.0	0.8
Bualuang Securities PCL.	-	-	0.3	0.3
Associated companies				
BSL Leasing Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	1.7	6.9	1.7	6.9
Thai Polymer Textile Co., Ltd.*	-	0.2	-	0.2
Total	1.7	7.1	2.0	8.2
Interest paid				
Subsidiaries				
BBL (Cayman) Limited	-	-	3.9	10.6
Bangkok Bank Berhad	-	-	0.4	34.0
Sinnsuptawee Asset Management Co., Ltd.	-	-	0.9	4.7
BBL Asset Management Co., Ltd.	-	-	0.1	0.1
Bualuang Securities PCL.	-	-	4.1	0.0
Associated companies				
BSL Leasing Co., Ltd.	0.0	0.0	0.0	0.0
Processing Center Co., Ltd.	0.2	0.9	0.2	0.9
WTA (Thailand) Co., Ltd.	0.0	0.0	0.0	0.0
National ITMX Co., Ltd.	0.0	0.0	0.0	0.0
PCC Capital Co., Ltd.	0.1	0.2	0.1	0.2
Thai Digital ID Co., Ltd.	0.2	0.6	0.2	0.6
Thai Filament Finishing Co., Ltd.*	-	0.1	-	0.1
Thai Polymer Textile Co., Ltd.*	-	0.1	-	0.1
Thai Taffeta Textile Co., Ltd.*	-	0.1	-	0.1
Related restructured debtors	1.3	3.4**	1.3	3.4**
Other related parties	43.2	42.0**	43.2	42.0**
Total	45.0	47.4	54.4	96.8
Other expenses				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	0.4	-
Bualuang Securities PCL.	-	-	0.1	18.5
Associated companies				
Processing Center Co., Ltd.	0.7	51.6	0.7	51.6
National ITMX Co., Ltd.	50.2	0.1	50.2	0.1
Related restructured debtors	18.5	16.5**	18.5	16.5**
Other related parties	288.3	212.3**	288.3	212.3**
Total	357.7	280.5	358.2	299.0

* As at June 30, 2009, became non-related company.

** The Bank had changed the presentation of the financial statements for comparison to comply with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

For the half year ended June 30, 2009, the Bank sold properties for sale to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 598.4 million for Baht 430.1 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties for sale amounting to Baht 168.3 million, there was no gain or loss to the Bank from these sale transactions. No such transactions were entered into during the half year ended June 30, 2008.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED JUNE 30, 2009 AND 2008
(UNAUDITED - REVIEWED)

		Million Baht
	2009	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before income tax	(20.4)	(46.6)
Items to reconcile net loss to cash received (paid) from operating activities		
Depreciation	0.2	0.3
Gain on disposal of securities	(1.9)	-
Loss on impairment of properties for sale	29.0	1.4
Interest and dividend income	(42.2)	(56.7)
Interest expenses	109.0	109.1
Proceeds from interest and dividend income	42.2	56.7
Interest expenses paid	(109.4)	(109.1)
Income (loss) from operations before change in operating assets and liabilities	6.5	(44.9)
Operating assets (increase) decrease		
Notes receivable	-	(61.7)
Receivables from rental of properties	(0.2)	(0.0)
Properties for sale	(362.9)	422.6
Prepaid expenses	0.1	0.2
Deposits	(0.1)	0.0
Other assets	-	(0.0)
Operating liabilities increase (decrease)		
Accrued expenses	(2.3)	(2.8)
Deposits	146.3	6.0
Rental deposit for properties for sale	355.0	-
Deposit for properties for sale rental	0.4	(0.5)
Other liabilities	0.1	(0.0)
Cash provided by operating activities before income tax	142.9	318.9
Income tax paid	(5.3)	(10.9)
Proceeds from withholding tax recoverable	0.7	-
Net cash provided by operating activities	138.3	308.0
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of available-for-sale securities	(1,483.8)	-
Proceeds from disposal of available-for-sale securities	1,138.6	-
Purchase of equipment	(0.0)	-
Net cash used in investing activities	(345.2)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for loan from the parent company	(654.5)	(400.0)
Net cash used in financing activities	(654.5)	(400.0)
Net decrease in cash and cash equivalent items	(861.4)	(92.0)
Cash and cash equivalent items as at January 1,	869.1	344.2
Cash and cash equivalent items as at June 30,	7.7	252.2

5.25 Other benefits to directors and persons with managing authority

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the Banks' directors, executives at the level of executive vice president and higher, except for ordinary benefits to the directors and executives.

5.26 Long-term leases

Long-term leases consisted of the following :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Type of lease	**Period**				
Land and/or premises	2009 – 2017	527.0	512.7	526.4	511.9
Land and/or premises	2018 – 2027	85.8	65.2	85.8	65.2
Land and/or premises	2028 – 2037	8.2	8.2	8.2	8.2
Total		621.0	586.1	620.4	585.3

5.27 The financial position and the results of operation by domestic and foreign operations

5.27.1 The financial position :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,462,640.8	290,892.2	1,753,533.0	1,351,304.5	325,806.7	1,677,111.2
Interbank and money market items	193,970.0	97,748.1	291,718.1	34,156.4	104,741.0	138,897.4
Investments	283,886.4	11,752.8	295,639.2	269,463.6	14,377.8	283,841.4
Loans	921,962.7	185,235.5	1,107,198.2	972,429.5	208,787.6	1,181,217.1
LIABILITIES						
Deposits	1,269,287.0	98,472.6	1,367,759.6	1,213,878.8	108,408.6	1,322,287.4
Interbank and money market items	32,559.2	31,785.3	64,344.5	18,564.4	37,335.0	55,899.4
Borrowings	83,774.8	8,903.4	92,678.2	59,263.6	9,863.8	69,127.4
CONTINGENCIES	836,833.6	183,941.8	1,020,775.4	859,671.1	189,841.9	1,049,513.0

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2009			December 31, 2008		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,464,451.4	271,793.9	1,736,245.3	1,352,298.6	307,544.9	1,659,843.5
Interbank and money market items	193,380.2	92,455.3	285,835.5	33,413.6	100,978.1	134,391.7
Investments	288,529.7	10,086.1	298,615.8	271,515.0	14,942.8	286,457.8
Loans	926,619.5	172,854.5	1,099,474.0	978,207.7	193,508.5	1,171,716.2
LIABILITIES						
Deposits	1,269,294.6	86,391.9	1,355,686.5	1,215,209.0	96,267.7	1,311,476.7
Interbank and money market items	33,255.6	29,996.4	63,252.0	18,893.2	33,991.2	52,884.4
Borrowings	83,774.8	8,572.0	92,346.8	59,263.6	8,964.8	68,228.4
CONTINGENCIES	836,819.9	180,442.9	1,017,262.8	859,672.6	186,761.8	1,046,434.4

5.27.2 The results of operations

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2009			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	15,167.9	2,272.6	(767.5)	16,673.0
Interest expenses	(3,463.0)	(1,242.9)	767.5	(3,938.4)
Net interest income	11,704.9	1,029.7	-	12,734.6
Non-interest income	5,928.7	314.0	-	6,242.7
Non-interest expenses	(9,729.6)	(1,962.6)	-	(11,692.2)
Income before income tax	7,904.0	(618.9)	-	7,285.1

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2008			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,597.2	3,708.0	(1,709.9)	19,595.3
Interest expenses	(5,533.1)	(2,641.1)	1,709.9	(6,464.3)
Net interest income	12,064.1	1,066.9	-	13,131.0
Non-interest income	5,546.5	426.3	-	5,972.8
Non-interest expenses	(9,896.4)	(1,460.0)	-	(11,356.4)
Income before income tax	7,714.2	33.2	-	7,747.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2009

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	31,346.3	5,011.7	(1,945.0)	34,413.0
Interest expenses	(8,428.3)	(3,051.2)	1,945.0	(9,534.5)
Net interest income	22,918.0	1,960.5	-	24,878.5
Non-interest income	12,271.3	657.5	(0.1)	12,928.7
Non-interest expenses	(19,787.9)	(3,607.7)	0.1	(23,395.5)
Income before income tax	15,401.4	(989.7)	-	14,411.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2008

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	35,244.0	7,923.0	(3,824.8)	39,342.2
Interest expenses	(11,385.7)	(5,866.9)	3,824.8	(13,427.8)
Net interest income	23,858.3	2,056.1	-	25,914.4
Non-interest income	11,442.0	879.8	(0.1)	12,321.7
Non-interest expenses	(19,522.8)	(2,638.6)	0.1	(22,161.3)
Income before income tax	15,777.5	297.3	-	16,074.8

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2009

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	15,238.4	2,097.5	(766.2)	16,569.7
Interest expenses	(3,465.2)	(1,152.3)	766.2	(3,851.3)
Net interest income	11,773.2	945.2	-	12,718.4
Non-interest income	5,524.3	295.5	-	5,819.8
Non-interest expenses	(9,463.4)	(1,890.5)	-	(11,353.9)
Income before income tax	7,834.1	(649.8)	-	7,184.3

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2008

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,690.3	3,452.3	(1,684.8)	19,457.8
Interest expenses	(5,535.5)	(2,493.7)	1,684.8	(6,344.4)
Net interest income	12,154.8	958.6	-	13,113.4
Non-interest income	5,189.5	401.4	-	5,590.9
Non-interest expenses	(9,644.8)	(1,355.1)	-	(10,999.9)
Income before income tax	7,699.5	4.9	-	7,704.4

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2009

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	31,559.6	4,625.9	(1,937.5)	34,248.0
Interest expenses	(8,433.5)	(2,843.2)	1,937.5	(9,339.2)
Net interest income	23,126.1	1,782.7	-	24,908.8
Non-interest income	11,480.2	612.5	(0.1)	12,092.6
Non-interest expenses	(19,345.3)	(3,481.0)	0.1	(22,826.2)
Income before income tax	15,261.0	(1,085.8)	-	14,175.2

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2008

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	35,400.5	7,379.1	(3,765.8)	39,013.8
Interest expenses	(11,390.6)	(5,535.5)	3,765.8	(13,160.3)
Net interest income	24,009.9	1,843.6	-	25,853.5
Non-interest income	10,758.4	826.7	(0.1)	11,585.0
Non-interest expenses	(19,054.6)	(2,440.3)	0.1	(21,494.8)
Income before income tax	15,713.7	230.0	-	15,943.7

The basis for the determination of income and expenses charge between the branches and head office or between the branches is established by the head office, which is closed to the funding cost.

5.28 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

5.28.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity :

Million Baht

	JUNE 30, 2009							
	Call to 1 Month	**1 – 3 Months**	**3 – 12 Months**	**1 – 5 Years**	**Over 5 Years**	**Non - interest bearing**	**Non - accrual Loans**	**Total**
Financial Assets								
Interbank and money market items *	195,876.9	34,035.1	7,566.2	1,080.6	-	47,329.3 **	-	285,888.1
Investments	11,271.0	27,237.7	54,311.2	149,034.4	20,008.3	36,753.2	-	298,615.8
Loans	690,039.9	156,122.5	101,417.3	74,970.6	17,714.8	5,704.3	53,504.6	1,099,474.0
Financial Liabilities								
Deposits	787,400.8	307,041.5	183,584.5	23,936.0	-	53,723.7	-	1,355,686.5
Interbank and money market items	33,567.5	12,964.2	7,378.6	2.5	-	9,339.2	-	63,252.0
Liabilities payable on demand	7,013.8	-	-	-	-	-	-	7,013.8
Borrowings	31,963.5	28,824.5	22,666.7	300.6	8,591.5	-	-	92,346.8

* Excluding allowance for doubtful accounts amounting to Baht 52.6 million.
** Including accrued interest receivables.

Million Baht

	DECEMBER 31, 2008							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	64,379.5	19,457.4	9,949.9	1,007.2	-	39,628.0**	-	134,422.0
Investments	22,456.8	38,878.5	93,819.3	84,703.7	24,025.6	30,959.9	-	294,843.8
Loans	711,189.4	193,293.7	126,532.5	67,680.7	22,209.0	5,635.1	45,175.8	1,171,716.2
Financial Liabilities								
Deposits	767,001.9	300,590.1	182,411.8	9,002.3	-	52,470.6	-	1,311,476.7
Interbank and money market items	19,201.2	19,287.3	6,813.1	105.9	-	7,476.8	-	52,884.3
Liabilities payable on demand	5,425.3	-	-	-	-	-	-	5,425.3
Borrowings	11,719.2	26,226.6	20,985.9	316.5	8,980.2	-	-	68,228.4

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Fixed interest rate	357,775.0	409,591.8	357,775.0	409,591.8
Floating interest rate	570,340.6	569,645.1	568,844.5	568,615.8
Total	928,115.6	979,236.9	926,619.5	978,207.6

* Excluding allowance for doubtful accounts amounting to Baht 30.3 million.

** Including accrued interest receivables.

5.28.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

5.28.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately half of the total exposures as at June 30, 2009 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs and as at December 31, 2008 were to non-financial institutions customers. Average tenor for forward foreign exchange contracts as at June 30, 2009 and December 31, 2008 were approximately three months, almost all contracts were under one year tenor. For the currency swaps, almost all exposures as at June 30, 2009 and December 31, 2008 were to financial institutions. For the interest rate swaps, all exposures as at June 30, 2009 were to financial institutions and as at December 31, 2008 were to non-financial institutions customers.

The following table shows the credit risk of the Bank's derivative financial instruments :

		Million Baht
	June 30, 2009	**December 31, 2008**
Forward foreign exchange contracts	6,612.6	5,651.9
Currency swaps	192.5	39.8
Interest rate swaps	31.5	4.3
Other derivatives	2.0	-
Total	6,838.6	5,696.0

5.28.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates :

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2009		
	Average Balance	**Interest Income / Expense and Dividend Income**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items	221,047.7	1,291.3	1.2%
Investments, net	292,971.0	4,725.0	3.2%
Loans	1,132,012.3	28,231.7	5.0%
Total	1,646,031.0	34,248.0	
Interest-bearing Financial Liabilities			
Deposits	1,325,377.7	7,196.5	1.1%
Interbank and money market items	55,149.7	429.0	1.6%
Borrowings	93,072.3	1,713.6	3.7%
Total	1,473,599.7	9,339.1	

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2008		
	Average Balance	**Interest Income / Expense and Dividend Income**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	157,222.8	2,796.8	3.6%
Investments, net	307,937.4	6,246.9	4.1%
Loans	1,085,665.7	29,970.1	5.5%
Total	1,550,825.9	39,013.8	
Interest-bearing Financial Liabilities			
Deposits	1,278,966.9	11,373.1	1.8%
Interbank and money market items	60,352.8	609.9	2.0%
Borrowings	44,773.4	1,177.2	5.3%
Total	1,384,093.1	13,160.2	

5.28.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities :

Million Baht

	JUNE 30, 2009					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Financial Assets						
Interbank and money market items*	284,467.2	1,420.9	-	-	-	285,888.1
Investments	71,047.2	168,637.9	22,177.5	36,753.2	-	298,615.8
Loans**	565,294.9	335,486.9	145,187.6	-	53,504.6	1,099,474.0
Financial Liabilities						
Deposits	1,331,750.5	23,936.0	-	-	-	1,355,686.5
Interbank and money market items	63,249.5	2.5	-	-	-	63,252.0
Liabilities payable on demand	7,013.8	-	-	-	-	7,013.8
Borrowings	83,454.7	300.6	8,591.5	-	-	92,346.8

Million Baht

	DECEMBER 31, 2008					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Financial Assets						
Interbank and money market items***	133,065.4	1,356.6	-	-	-	134,422.0
Investments	121,937.2	115,901.1	26,045.6	30,959.9	-	294,843.8
Loans**	650,107.3	328,958.3	147,474.8	-	45,175.8	1,171,716.2
Financial Liabilities						
Deposits	1,302,474.4	9,002.3	-	-	-	1,311,476.7
Interbank and money market items	52,778.4	105.9	-	-	-	52,884.3
Liabilities payable on demand	5,425.3	-	-	-	-	5,425.3
Borrowings	58,931.7	316.5	8,980.2	-	-	68,228.4

5.28.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

* Excluding allowance for doubtful accounts amounting to Baht 52.6 million.
** Excluding allowance for doubtful accounts and accrued interest receivable.
*** Excluding allowance for doubtful accounts amounting to Baht 30.3 million.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability risk management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

Credit derivatives

Credit derivatives are agreements to buy/sell guarantees of credit risks relating to the ability to repay the underlying assets. Such agreements may be in the form of embedded derivatives or derivatives.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments :

Million Baht

	JUNE 30, 2009			
		Notional Amount		**Fair Value**
	Up to 1 Year	**Over 1 Year**	**Total**	
Forward foreign exchange contracts	680,164.1	3,170.2	683,334.3	1,180.9
Currency swaps	12,538.9	18,130.2	30,669.1	58.1
Interest rate swaps	-	14,790.4	14,790.4	(79.7)
Credit derivatives	-	1,701.5	1,701.5	(953.2)
Other derivatives	136.1	-	136.1	2.0

	DECEMBER 31, 2008			Million Baht
	Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	733,407.2	300.6	733,707.8	155.4
Currency swaps	29.0	2,733.6	2,762.6	6.5
Interest rate swaps	3,600.0	2,865.4	6,465.4	(172.9)
Credit derivatives	-	1,747.2	1,747.2	(978.8)

5.28.7 Fair value of financial instruments

The following table presents the Bank's carrying amount and estimated fair value of financial instruments :

	CONSOLIDATED FINANCIAL STATEMENTS			Million Baht
	June 30, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	31,213.9	31,213.9	41,505.8	41,505.8
Interbank and money market items, net	291,718.1	291,718.1	138,897.4	138,897.4
Investments, net	295,639.2	309,661.7	283,841.4	296,907.5
Loans and accrued interest receivables, net	1,046,750.6	1,046,750.6	1,124,272.1	1,124,272.1
Customers' liabilities under acceptances	388.6	388.6	492.9	492.9
Financial Liabilities				
Deposits	1,367,759.6	1,367,759.6	1,322,287.4	1,322,287.4
Interbank and money market items	64,344.5	64,344.5	55,899.4	55,899.4
Liabilities payable on demand	7,070.0	7,070.0	5,449.8	5,449.8
Borrowings	92,678.2	100,253.6	69,127.4	74,243.2
Bank's liabilities under acceptances	388.6	388.6	492.9	492.9
Interest payable	3,717.7	3,717.7	6,992.4	6,992.4

				Million Baht
	SEPARATE FINANCIAL STATEMENTS			
	June 30, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	31,099.7	31,099.7	41,413.6	41,413.6
Interbank and money market items, net	285,835.5	285,835.5	134,391.7	134,391.7
Investments, net	298,615.8	312,564.1	286,457.8	299,474.2
Loans and accrued interest receivables, net	1,039,615.8	1,039,615.8	1,115,338.7	1,115,338.7
Customers' liabilities under acceptances	388.6	388.6	492.9	492.9
Financial Liabilities				
Deposits	1,355,686.5	1,355,686.5	1,311,476.7	1,311,476.7
Interbank and money market items	63,252.0	63,252.0	52,884.4	52,884.4
Liabilities payable on demand	7,013.8	7,013.8	5,425.3	5,425.3
Borrowings	92,346.8	99,922.2	68,228.4	73,344.2
Bank's liabilities under acceptances	388.6	388.6	492.9	492.9
Interest payable	3,621.3	3,621.3	6,907.9	6,907.9

The following methods and assumptions were used by the Bank in estimating the fair value of financial instruments as disclosed herein :

For cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, Bank's liabilities under acceptances and interest payable, the carrying amounts in the balance sheet approximate the fair value of the items.

For trading securities, available-for-sale securities, and held-to-maturity debt securities, the fair value is based on the market value. For non-marketable debt securities, the fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, for which the fair value is estimated based on the discounted cash flow method or the net book value amount; and listed securities acquired through debt restructuring with trading restrictions, for which the fair value is estimated based on the discounted cash flow method or the last bid price on SET on the day that the securities were transferred for debt repayment.

The fair value for loans and accrued interest receivables is based on the carrying value of the loans and accrued interest receivables, net of the allowance for doubtful accounts, as most of the loans are floating rate loans.

The fair value for borrowings is based on the market value.

The fair value of forward foreign exchange rate contracts is based on the market value of instruments with similar characteristics and maturities. The fair value of

interest rate swaps and cross currency swaps is estimated by using discounted models based on the current market yields and the maturity of similar instruments. The fair value of credit derivatives is based on the market value of the instrument if there is a quoted price in an active market or on the valuation made by a reliable institution if it is not traded in an active market.

Disclosures for the consolidated financial statements for financial instruments as at June 30, 2009 and December 31, 2008 have not been provided for some part, as such information is not significantly different from the disclosures for the separate financial statements.

5.29 Reclassifications of Accounts

The financial statements presented herewith for comparison, had been reclassified to conform to the classifications applied in the financial statements for the half year ended June 30, 2009 as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	Previous classification	Current classification	Previous classification	Current classification
BALANCE SHEET				
AS AT DECEMBER 31, 2008				
Unrealized gains on investments	11,304.1	5,886.7	11,279.5	5,866.7
Unrealized losses on investments	(5,417.4)	-	(5,412.8)	-
STATEMENTS OF CASH FLOWS				
FOR THE HALF YEAR ENDED				
JUNE 30, 2008				
Net income	10,659.5	-	10,645.5	-
Income before income tax	-	16,074.8	-	15,943.7
Items to reconcile income				
before income tax to cash received (paid)				
from operating activities				
Interest and dividend income	-	(39,342.2)	-	(39,013.8)
Interest expenses	-	13,427.8	-	13,160.3
Proceeds from interest and				
dividend income	-	40,710.4	-	40,390.0
Interest expenses paid	-	(18,595.6)	-	(18,333.0)
Increase in accrued interest				
receivable and dividend income	1,368.2	-	1,376.2	-
Decrease in accrued interest payable	(5,167.8)	-	(5,172.8)	-
Increase in other accrued expenses	1,022.9	137.3	1,092.3	167.2
Minority interest in net				
income of subsidiaries	47.0	-	-	-
Decrease (increase) in operating assets				
Other assets	(8,241.8)	(8,230.8)	(8,031.4)	(8,031.4)
Income tax paid	-	(4,493.7)	-	(4,373.1)